# Annual
# Report
## 2024



**LANTRONIX**®



## Our Target Markets:



**Smart City**



**Automotive**



**Enterprise**

## Lantronix, Inc.

is a global leader in compute and connectivity IoT solutions that target high-growth industries, including Smart Cities, Automotive, and Enterprise.

## Our Mission

is to empower companies to achieve success in the growing IoT markets by delivering customizable solutions that address each layer of the IoT Stack and provide proven scalable solutions that drive operational efficiency.

## Our Solutions

consist of leading-edge solutions including Intelligent Substations infrastructure, Infotainment systems, and Video Surveillance, supplemented with advanced Out-of-Band Management (OOB) for Cloud and Edge Computing.

September 17, 2024

Dear Fellow Shareholders,

This is my first letter to shareholders since joining Lantronix in late November 2023, and I am pleased to report on the continual progress that we have made in delivering financial results, improving business strategy, and simplifying our business.

**Financial Accomplishment**

In fiscal 2024, we experienced significant growth.  We reported record revenue of $160.3 million representing 22% growth from the prior year. In addition, in fiscal 2024, we also improved our balance sheet and liquidity from the prior year. We ended the year with cash of $26.2 million up 95% from the prior year by generating $18.6 million in cashflow from operations.  We reduced inventories from $49.7 million in the prior year to $27.7 million, a reduction of 44%.  Furthermore, we increased our working capital to $59 million, an increase of 17% from the prior year. With these financial improvements, we remain well positioned to drive our organic and inorganic growth strategy.



**Strategic Focus**

At Lantronix, we enable Edge Intelligence with our Compute and Connect solutions, allowing our customers to improve both their operational efficiency and real-time decision making.  We understand the complexity of Edge Compute requirements and we provide our customers with complete solutions including hardware, software, device management, and design services.  Because our offerings are integral, differentiated, and help our customers solve problems, we're able to achieve a relatively higher value for these solutions in the marketplace.

We remain focused on three key vertical markets – Smart Cities, Automotive, and Enterprise – that have double digital growth rates, favorable secular trends, and a combined Serviceable Addressable Market of approximately $8.5 billion representing a tremendous opportunity for Lantronix.

**Looking Forward**

It is truly a great time to be at Lantronix: we have focus; an energized team and strong financial position.  As we move into fiscal 2025 and beyond, the company has a solid foundation to improve shareholder value.  As always, there will be challenges but I'm confident in our ability to navigate them.  With that in mind, I want to express my sincere appreciation to our extremely talented and dedicated employees across the world as our success this year would not have been possible if not for their tireless devotion to the business.  I also want to thank our customers, partners, suppliers, and shareholders for their continued support.

Sincerely,

Saleel Awsare

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

**FORM 10-K**

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended June 30, 2024**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from ________ to ________**

**Commission File Number 1-16027**

LANTRONIX

**LANTRONIX, INC.**
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware**<br>**(State or other jurisdiction of incorporation or organization)** | **33-0362767**<br>**(I.R.S. Employer Identification No.)** |
| **48 Discovery, Suite 250 Irvine, California**<br>**(Address of principal executive offices)** | **92618**<br>**(Zip Code)** |

**(949) 453-3990**
**(Registrant's telephone number, including area code)**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, $0.0001 par value | LTRX | The Nasdaq Stock Market LLC |

**Securities registered pursuant to Section 12(g) of the Act: None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer ☐ | Accelerated filer ☒ | Non-accelerated filer ☐ | Smaller reporting company ☒ |
| | | | Emerging growth company ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates based upon the closing sales price of the common stock as reported by the Nasdaq Capital Market on December 31, 2023, the last trading day of the registrant's second fiscal quarter, was approximately $170,006,000. The determination of affiliate status for this purpose shall not be a conclusive determination for any other purpose.

As of August 30, 2024, there were 37,897,276 shares of the registrant's common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's definitive Proxy Statement on Schedule 14A relating to the registrant's 2024 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, are incorporated by reference into Part III of this Annual Report on Form 10-K.

**LANTRONIX, INC.**
**ANNUAL REPORT ON FORM 10-K**
**For the Fiscal Year Ended June 30, 2024**

## TABLE OF CONTENTS

| | | Page |
|---|---|---|
| | Cautionary Note Regarding Forward-Looking Statements | ii |

**PART I**

| Item 1. | Business | 1 |
| Item 1A. | Risk Factors | 6 |
| Item 1B. | Unresolved Staff Comments | 18 |
| Item 1C. | Cybersecurity | 18 |
| Item 2. | Properties | 19 |
| Item 3. | Legal Proceedings | 20 |
| Item 4. | Mine Safety Disclosures | 20 |

**PART II**

| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 21 |
| Item 6. | Reserved | 21 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 21 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 30 |
| Item 8. | Financial Statements and Supplementary Data | 30 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 30 |
| Item 9A. | Controls and Procedures | 30 |
| Item 9B. | Other Information | 31 |
| Item 9C. | Disclosure Regarding Foreign Jurisdictions that Prevent Inspections | 31 |

**PART III**

| Item 10. | Directors, Executive Officers and Corporate Governance | 32 |
| Item 11. | Executive Compensation | 32 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 32 |
| Item 13. | Certain Relationships and Related Transactions and Director Independence | 32 |
| Item 14. | Principal Accountant Fees and Services | 32 |

**PART IV**

| Item 15. | Exhibits and Financial Statement Schedules | 33 |
| Item 16. | Form 10-K Summary | 36 |

# CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for the fiscal year ended June 30, 2024, or this Report, contains forward-looking statements within the meaning of the federal securities laws, which statements are subject to substantial risks and uncertainties. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this Report, or incorporated by reference into this Report, are forward-looking statements. Throughout this Report, we have attempted to identify forward-looking statements by using words such as "may," "believe," "will," "could," "project," "anticipate," "expect," "estimate," "should," "continue," "potential," "plan," "forecasts," "goal," "seek," "intend," other forms of these words or similar words or expressions or the negative thereof. Additionally, statements concerning future matters such as our expected earnings, revenues, expenses and financial condition, our expectations with respect to the development of new products, expectations regarding the impact of the COVID-19 pandemic or similar outbreaks, and other statements regarding matters that are not historical are forward-looking statements.

We have based our forward-looking statements on management's current expectations and projections about trends affecting our business and industry and other future events. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Forward-looking statements are subject to substantial risks and uncertainties that could cause our future business, financial condition, results of operations or performance to differ materially from our historical results or those expressed or implied in any forward-looking statement contained in this Report. Factors which could have a material adverse effect on our operations and future prospects or which could cause actual results to differ materially from our expectations include, but are not limited to, those set forth under "Risk Factors" in Item 1A of Part I of this Report, as such factors may be updated, amended or superseded from time to time by subsequent quarterly reports on Form 10-Q or current reports on Form 8-K. In addition, actual results may differ as a result of additional risks and uncertainties of which we are currently unaware or which we do not currently view as material to our business.

You should read this Report in its entirety, together with the documents that we file as exhibits to this Report, with the understanding that our future results may be materially different from what we currently expect. The forward-looking statements we make speak only as of the date on which they are made. We expressly disclaim any intent or obligation to update any forward-looking statements after the date hereof to conform such statements to actual results or to changes in our opinions or expectations, except as required by applicable law or the rules of The Nasdaq Capital Market. If we do update or correct any forward-looking statements, investors should not conclude that we will make additional updates or corrections.

We qualify all of our forward-looking statements by these cautionary statements.

## ITEM 1.    BUSINESS

### Overview

Lantronix, Inc. is a global leader in compute and connectivity solutions, targeting high-growth industries such as Smart Cities, Automotive, and Enterprise markets. Our products and services empower companies to capitalize on the expanding internet of things ("IoT") market by delivering customizable solutions that address each layer of the IoT stack.

Our portfolio is organized into three primary product lines: Embedded IoT Solutions, IoT Systems Solutions, and Software and Services. Each product line is designed to meet the demands of scalable, secure, and reliable IoT deployments.

References in this Report to "fiscal 2024" refer to the fiscal year ended June 30, 2024, and references to "fiscal 2023" refer to the fiscal year ended June 30, 2023. In addition, unless the context suggests otherwise, all references in this Report to the "Company," "we," "our" and "us," refer to Lantronix, Inc. together with its subsidiaries.

### Our Strategy

We focus on three high-potential vertical markets - smart cities, automotive and infotainment, and enterprise. We position ourselves in these markets to deliver complete solutions encompassing our hardware, software, device management, and design services to meet the evolving needs of our customers and address each layer of the IoT stack. Below are customer examples that highlight our impact:

- **Smart Cities:** We are partnering with a Smart Grid customer that deploys their solutions to enhance grid resiliency and flexibility through intelligence at the edge. We supply this customer an entire solution than includes our edge compute and connectivity solutions as well as our design services. This engagement underscores the ongoing value and scalability of our solutions within the growing smart city infrastructure market.

- **Automotive:** Lantronix is driving innovation in the automotive sector with our edge computing solution, currently powering infotainment systems in volume production for a Turkish automotive manufacturer. Our relationship with this customer is expanding as we support the launch of a second vehicle, with plans for market entry into Germany and other European regions. Additionally, we are focusing on opportunities with other Tier II & III original equipment manufacturers ("OEMs") in the auto, truck, and motorcycle segments, further broadening our footprint in the mobility ecosystem.

- **Enterprise:** In the financial sector, we provide solutions to a Tier 1 banking customer to enhance network resiliency using our Out-of-Band Management offerings. Our hardware and software offerings provide secure alternative pathways for critical infrastructure, including servers, networks, and routers. These solutions not only bolster cybersecurity and tracking but also improve operational efficiency through enhanced automation, uptime, and resiliency.

Our growth strategy centers on continuous innovation and strategic acquisitions designed to increase scale, broaden our scope, and enhance our value proposition. This approach allows us to address a broader spectrum of our customers' operational needs, positioning Lantronix as a strategic partner rather than just a vendor. Our acquisitions and innovations have expanded our capabilities in key areas such as intelligent infrastructure and connected automotive solutions, driving deeper customer engagement and market penetration.

By focusing on these strategic priorities, we continue to strengthen our competitive position and attract new customers across a wide variety of applications. Looking ahead, we plan to capitalize on market opportunities by further enhancing our product offerings, expanding geographically, and pursuing targeted acquisitions that align with our long-term growth objectives.

### Products and Solutions

#### *Embedded IoT Solutions*

Our portfolio of embedded products provides a comprehensive range of options, including Compute System-on-Module ("SOM") and System-in-Package ("SIP") solutions, complemented by wired and wireless network connectivity products. As the level of silicon integration continues to advance, our compute modules offer the capability to collect, analyze, and interpret digital information (e.g., Video, Audio or Sensor data) using specialized artificial intelligence ("AI")/machine learning algorithms.

Our latest SIP devices are designed to process multiple media streams using Computer Vision (CV) technology, enabling sophisticated edge analytics. These modules are remotely managed via Percepxion™, Lantronix's Cloud IoT Edge Solution software, offering seamless control and monitoring. Typically embedded into customer product designs, Lantronix's IoT compute products provide application processing that enables edge solutions for data transformation, computer vision, machine learning, augmented/virtual reality, and custom applications.

Our products are designed with customer needs in mind, offering pre-certified solutions across multiple regions, significantly reducing regulatory certification costs and expediting time-to-market for OEM customers. Additionally, Lantronix provides software tools that further accelerate development, empowering customers to quickly bring their products to market while enhancing their overall value proposition.

Our embedded IoT modules serve a wide range of applications, from industrial automation and automotive systems to smart city infrastructure, positioning us as a leading provider of flexible and scalable solutions in the growing IoT market.

*IoT System Solutions*

Our IoT Systems Solutions portfolio a wide range of fully functional standalone systems that provide routing, switching or gateway functionalities as well as telematics and media conversion. These products include wired and wireless connections that enhance the value and utility of modern electronic systems and equipment by providing secure network connectivity, power for IoT end devices through Power over Ethernet ("PoE"), application hosting, protocol conversion, media conversion, secure access for distributed IoT deployments and many other functions By offering pre-certified products across multiple regions, Lantronix significantly reduces OEM customers' regulatory certification costs and speeds up their time-to-market.

Our PoE products support remote devices such as cameras and wireless access points by passing electrical power along with data on Ethernet cabling, eliminating the need for traditional AC/DC electrical power in hard-to-reach locations. As the adoption of smart city technologies accelerates, our switches provide the critical connectivity, bandwidth, and power needed to support intelligent transportation systems and surveillance networks that safeguard citizens.

Our products also incorporate features to perform advanced levels of fault management and diagnostics to troubleshoot networks and proactively fix problems. Its media converters and other customer premise equipment ("CPE") assist customers in resolving challenges in the areas of bandwidth constraints, security risks and distance limitations as networks extend from local area to wide area networks and adapt to ever-increasing end-user demands.

Our smart tracking devices are designed to deliver robust data logging and positional tracking functionality and reliability for supply chain and logistics solutions. Our telematics devices are designed to be flexible in the field while offering a variety of connectivity options to suit the customers' needs across 4G, 5G and LTE cellular networks. These power-efficient products are designed to support communications across interfaces and industrial protocols for vehicle, fleet and asset tracking and management. Many of the products are offered with software tools intended to further accelerate Lantronix customers' time-to-market and increase their value add. Our IoT Telematics products are pre-certified in a number of countries, significantly reducing its OEM customers' regulatory certification costs and accelerating their time-to-market.

As Edge Computing deployment accelerates, Out-of-Band (OOB) Management allows for full comprehension and control of remote information technology ("IT") infrastructure across a range of sensors (e.g., temperature, humidity, light, acceleration, open/close, etc.), providing status and alerting while enabling automation and remote control of devices, servers and end stations. OOB uses a dedicated management network to access critical infrastructure components and ensure production-independent connectivity. Remote Management allows organizations to effectively monitor and control their enterprise IT equipment and facilities (environments), either in or out of band, optimizing their IT support resources.

Our Advanced OOB ("AOOB") product line includes console management, power management and IP-connected keyboard-video-mouse (commonly referred to as "IPKVM") products that provide remote access to IT and networking infrastructure deployed in test labs, data centers, branch offices, remote sites and server rooms.

*Software and Engineering Services*

Our SaaS platform offers comprehensive single-pane-of-glass management for OOB and IoT deployments. Our platform enables customers to easily deploy, monitor, manage and automate across their global deployments, all from a single platform login, virtually and seamlessly connected as if located directly on each device. Our platform eliminates the need to have 24/7 personnel on site and makes it easy to observe and address issues quickly, even in large-scale deployments.

For OEMs and System Integrators ("SI") our platform offers multitenancy functionality for supporting a broad customer base while ensuring customer separation and data security. Over the Air ("OTA") updates, streamlines the process of security patches, firmware upgrades and configuration changes, keeping devices up to date and secure.

We leverage our deep engineering expertise and product development best practices to deliver high-quality, innovative products cost-effectively and on schedule. Our engineering services model is flexible, offering either turnkey product development or team augmentation to accelerate complex product development challenges, such as camera tuning, voice control, machine learning, AI, computer vision, augmented/virtual reality, and more.

In addition to our production-ready edge computing solutions, we offer experienced multidisciplinary engineering services across complete aspects of IoT product development, including hardware, software, mechanical engineering, rapid prototyping, and quality assurance. Our specialized services also extend to camera, audio, and AI/ML development, ensuring our customers can bring cutting-edge products to market faster and with greater reliability.

Our engineering design services are a key component of our business model, enabling clients to accelerate product development and market readiness. The services focus on designing and developing high-quality, innovative IoT and embedded solutions. We leverage extensive expertise in hardware and software engineering to provide custom designs for complex applications, helping customers reduce costs and time-to-market while improving performance and reliability.

Our design services are especially valuable in the development of IoT systems, remote management solutions, and edge computing applications. Our engineering teams have experience across a range of technologies, including embedded systems, wireless connectivity, and custom hardware. By integrating these design services, we offer end-to-end support, from concept through to manufacturing, allowing businesses to focus more on core operations while still achieving advanced technological outcomes.

This strategy positions us as a go-to partner for companies needing specialized engineering capabilities for industrial, automotive, medical, and other high-tech applications.

**Net Revenue by Product Line**

We have one operating and reportable business segment. A summary of our net revenue by product line is found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7 of this Report, which is incorporated herein by reference. A discussion of factors potentially affecting our net revenue and other operating results is set forth in "Risk Factors" included in Part I, Item 1A of this Report, which is incorporated herein by reference.

**Sales Cycle**

Our embedded IoT solutions are typically designed into products by OEMs, original design manufacturers ("ODMs") and contract manufacturers. OEMs design and sell products under their own brand that are either manufactured by the OEM in-house or by third-party contract manufacturers. ODMs design and manufacture products for third parties, which then sell those products under the third parties' brands. The design cycles using our embedded solutions typically range from nine to 24 months and can generate revenue for the entire life cycle of an end user's product.

Our IoT System Solutions are typically sold to end users through value-added resellers ("VARs"), systems integrators, distributors, online retailers and, to a lesser extent, OEMs. The design cycles for these products typically range from three to 18 months and are often project-based.

**Sales Channels**

*Distributors*

A majority of our sales are made through distributors. Distributors resell our products to a wide variety of resellers and end customers including OEMs, ODMs, VARs, systems integrators, consumers, online retailers, IT resellers, corporate customers and government entities.

*Resellers*

Our products are sold by industry-specific system integrators and VARs, who often obtain our products from our distributors. Additionally, our products are sold by direct market resellers such as CDW, ProVantage, and Amazon.com.

*Direct Sales*

We sell products directly to larger OEMs and end users. We also maintain an ecommerce site for direct sales.

**Sales and Marketing**

We sell our products primarily through an internal sales force, which includes regional sales managers, inside sales personnel and field applications engineers in major regions throughout the world. This team manages our relationships with our partners and end users, identifies and develops new sales opportunities and increases penetration at existing accounts. We implement marketing programs, tools and services, including displaying our products at industry-specific events, to generate sales leads and increase demand for our products.

**Manufacturing**

Our manufacturing operations are currently conducted through five third-party contract manufacturers. We currently utilize Hana Microelectronics, primarily located in Thailand and China, Honortone, primarily located in China, and Tailyn and Info-Tek in Taiwan as our contract manufacturers for most of our products. In addition, we use Marvell Technology Inc., to manage the manufacture of our large-scale integration chips in Taiwan. We manufacture certain products with final assembly in the U.S. to meet trade compliance requirements.

Our contract manufacturers source raw materials, components and integrated circuits, in accordance with our specifications and forecasts, and perform printed circuit board assembly, final assembly, functional testing and quality control. Our products are manufactured and tested to our specifications with standard and custom components. Many of these components are available from multiple vendors. However, we have several single-sourced supplier relationships, either because alternative sources are not available or because the relationship is advantageous to us.

**Research and Development**

Our research and development efforts are focused on the development of hardware and software technology to differentiate our products and enhance our competitive position in the markets we serve. Product research and development is primarily performed in-house and supplemented with outsourced resources.

**Competition**

Our industry is highly competitive and characterized by rapid technological advances and evolving industry standards. The market can be affected significantly by new product introductions and marketing activities of industry participants. We believe that we compete for customers based on product features, software capabilities, company reputation, brand recognition, technical support, relationships with partners, quality, reliability, product development capabilities, price and availability. A discussion of factors potentially affecting our ability to compete in the markets in which we operate is set forth in "Risk Factors" included in Part I, Item 1A of this Report, which is incorporated herein by reference.

**Intellectual Property Rights**

We believe that a considerable portion of our value resides in our intellectual property. We have developed proprietary methodologies, tools, processes and software in connection with delivering our products and services. We protect our intellectual property through a combination of patents, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions. We enter into a non-disclosure and confidentiality agreement with each of our employees, consultants and third parties that have access to our proprietary technology. Pursuant to assignment of inventions agreements, all of our employees and consultants assign to us all intellectual property rights for the relevant inventions created in connection with their employment or contract with us. We currently hold U.S. and international patents covering various aspects of our products, with additional patent applications pending.

**U.S. and Foreign Government Regulation**

Many of our products are subject to certain mandatory regulatory approvals in the regions in which our products are deployed. In particular, wireless products must be approved by the relevant government authority prior to these products being offered for sale. In addition, certain jurisdictions have regulations requiring products to use environmentally friendly components. Some of our products employ security technology, which is subject to various U.S. export restrictions.

**Employees**

As of August 19, 2024, we had 373 total employees including 367 full time employees, none of whom is represented by a labor union. We have not experienced any labor problems resulting in a work stoppage and believe we have good relationships with our employees.

**Customer and Geographic Concentrations**

We conduct our business globally and manage our sales teams by three geographic regions: the Americas; Europe, Middle East, and Africa ("EMEA"); and Asia Pacific Japan ("APJ"). A discussion of sales to our significant customers and sales within geographic regions is set forth in Notes 2 and 11 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Report, which is incorporated herein by reference. A discussion of factors potentially affecting our customer and geographic concentrations is set forth in "Risk Factors" included in Part I, Item 1A of this Report, which is incorporated herein by reference.

**Available Information**

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements on Schedule 14A and other reports and information that we file or furnish pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") are available free of charge on our website at www.lantronix.com as soon as reasonably practicable after filing or furnishing such reports with the Securities and Exchange Commission (the "SEC"). The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically. The contents of our website are not incorporated by reference into this Report. References to our website address in this Report are inactive textual references only.

**Information About Our Executive Officers**

Executive officers serve at the discretion of our board of directors (the "Board"). There are no family relationships between any of our directors or executive officers. The following table presents the names, ages, and positions held by our executive officers as of the date of this Report:

| Name | Age | Position |
| --- | --- | --- |
| Saleel Awsare | 59 | President and Chief Executive Officer |
| Jeremy R. Whitaker | 54 | Chief Financial Officer |
| Mathi Gurusamy | 53 | Chief Strategy Officer |
| Kurt Hoff | 67 | Vice President of Worldwide Sales |

SALEEL AWSARE has served as our President and Chief Executive Officer, and as a member of our Board, since November 2023. Awsare served as Senior Vice President and General Manager of the Enterprise and Mobile Division of Synaptics Incorporated, a developer of human interface hardware and software, from September to November 2023. Prior to that, Mr. Awsare served as Senior Vice President and General Manager of the PC and Peripherals Unit of Synaptics from August 2020 to September 2023; Senior Vice President and General Manager of Synaptics's IoT Division from April 2019 to July 2020; and Senior Vice President of Corporate Marketing & Investor Relations at Synaptics from October 2018 until April 2019. Prior to joining Synaptics as Corporate Vice President and General Manager of Audio & Imaging Products in August 2017, Mr. Awsare was President of Conexant Systems, LLC, a software developer and fabless semiconductor company, from March 2016 until Conexant's acquisition by Synaptics in August 2017, and Conexant's Senior Vice President & General Manager of Audio & Imaging from April 2012 to March 2016. Prior to joining Conexant, Mr. Awsare served as President of U.S. Operations and General Manager of Audio & Voice Solutions of Nuvoton Technology Corporation, a Taiwan-based semiconductor company, from December 2008 to March 2012.

JEREMY R. WHITAKER has served as our Chief Financial Officer since September 2011 and served as our interim Chief Executive Officer from June 2023 until Mr. Awsare's appointment in November 2023. Mr. Whitaker returned to Lantronix after serving as Vice President, Corporate Controller at Mindspeed, a supplier of semiconductor solutions for network infrastructure, from January 2011 to September 2011. Mr. Whitaker previously served as our Vice President of Finance and Accounting from September 2010 to January 2011, where he was responsible for managing all worldwide finance and accounting functions. Mr. Whitaker also served as our Senior Director of Finance and Accounting from February 2006 to September 2010 and our Director of Finance and Accounting from August 2005 to February 2006. Prior to August 2005, Mr. Whitaker held vice president and director level finance and accounting positions with two publicly-traded companies and worked in the assurance practice at Ernst & Young LLP for six years.

MATHI GURUSAMY has served as our Chief Strategy Officer since May 2024. Prior to joining Lantronix, Mr. Gurusamy served as Chief Operating Officer at Ikotek USA, Inc., a global provider of original design manufacturing for IoT, from November 2023 to May 2024. Mr. Gurusamy served as President at Telit Cinterion, an end-to-end IoT solutions enabler, from October 2022 to October 2023, and previously served at Telit as Chief Operating Officer from January 2010 to March 2016 and as Global VP – Operations & Supply Chain from June 2008 to December 2009. He also served as President and Chief Operating Officer of Mobilogix, a startup company specializing in custom IoT solutions, from April 2016 to June 2018 and as Chief Executive Officer and President from June 2018 until Mobilogix's acquisition by Telit in September 2022.

KURT HOFF has served as our Vice President of Worldwide Sales since March 2024. Prior to his appointment at Lantronix, Mr. Hoff served as Vice President of Global Sales at MYTHIC AI, a venture-backed AI processor company, from May 2022 to December 2022. Previously, Mr. Hoff served as Senior Vice President of Worldwide Sales at Synaptics Inc., a developer of human interface hardware and software, from July 2017 to July 2020, and at Conexant Systems, Inc., a software developer and fabless semiconductor company, from November 2015 until Conexant's acquisition by Synaptics in July 2017. He also served as Senior Vice President of Worldwide Sales at Silicon Laboratories Inc. from July 2007 until November 2015.

## ITEM 1A.   RISK FACTORS

*We operate in a rapidly changing environment that involves numerous risks and uncertainties. Before deciding to purchase, hold or sell our common stock, you should carefully consider the risks described in this section, as well as other information contained in this Report and in our other filings with the SEC. This section should be read in conjunction with the consolidated financial statements and accompanying notes thereto included in Part II, Item 8 of this Report, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7 of this Report. If any of these risks or uncertainties actually occurs, our business, financial condition, results of operations or prospects could be materially harmed. In that event, the market price for our common stock could decline and you could lose all or part of your investment. In addition, risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business.*

### Risks Related to Our Operations and Industry

***We depend upon a relatively small number of distributor and end-user customers for a large portion of our revenue, and a decline in sales to these major customers would materially adversely affect our business, financial condition, and results of operations.***

Historically, we have relied upon a small number of distributors and end-user customers for a significant portion of our net revenue. Our customer concentration could fluctuate, depending on future customer requirements, which will depend on market conditions in the industry segments in which our customers participate. The loss of one or more significant customers or a decline in sales to our significant customers could result in a material loss of sales and possible increase in excess inventories which would adversely affect our business, financial condition, and results of operations.

***We have experienced and may in the future experience constraints in the supply of certain materials and components that could affect our operating results.***

Some of our integrated circuits are only available from a single source and in some cases, are no longer being manufactured. From time to time, integrated circuits, and potentially other components used in our products, will be phased out of production by the manufacturer. When this happens, we attempt to purchase sufficient inventory to meet our needs until a substitute component can be incorporated into our products. Nonetheless, we may be unable to purchase sufficient components to meet our demands, or we may incorrectly forecast our demands, and purchase too many or too few components. In addition, our products use components that have been in the past and may in the future be subject to market shortages and substantial price fluctuations, whether due to the COVID-19 pandemic or a future pandemic or epidemic, the war between Ukraine and Russia, conflict in the Middle East, hostilities in the Red Sea, recent tensions between China and Taiwan or otherwise. From time to time, we have been unable to meet customer orders because we were unable to purchase necessary components for our products. We do not have long-term supply arrangements with most of our vendors to obtain necessary components, including semiconductor chips, or technology for our products and instead purchase components on a purchase order basis. If we are unable to purchase components from these suppliers, our product shipments could be prevented or delayed, which could result in a loss of sales. If we are unable to meet existing orders or to enter into new orders because of a shortage in components, we will likely lose net revenue, risk losing customers and risk harm to our reputation in the marketplace, which could adversely affect our business, financial condition or results of operations.

***Future operating results depend upon our ability to timely obtain components in sufficient quantities and on acceptable terms.***

We and our contract manufacturers are responsible for procuring raw materials for our products. Our products incorporate some components and technologies that are only available from single or limited sources of supply. Depending on a limited number of suppliers exposes us to risks, including limited control over pricing, availability, quality and delivery schedules. Moreover, due to our limited sales, we may not be able to convince suppliers to continue to make components available to us unless there is demand for these components from their other customers. If any one or more of our suppliers cease to provide us with sufficient quantities of components in a timely manner or on terms acceptable to us, we would have to seek alternative sources of supply and we may have difficulty identifying additional or replacement suppliers for some of our components.

***We outsource substantially all of our manufacturing to contract manufacturers in Asia. If our contract manufacturers are unable or unwilling to manufacture our products at the quality and quantity we request, our business could be harmed.***

We use contract manufacturers based in Asia to manufacture substantially all of our products. Generally, we do not have guaranteed supply agreements with our contract manufacturers or suppliers. If any of these subcontractors or suppliers were to cease doing business with us, we might not be able to obtain alternative sources in a timely or cost-effective manner. Our reliance on third-party manufacturers, especially in countries outside of the U.S., exposes us to a number of significant risks, including:

- reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;

- lack of guaranteed production capacity or product supply;

- effects of terrorist attacks or geopolitical conflicts abroad;

- reliance on these manufacturers to maintain competitive manufacturing technologies;

- unexpected changes in regulatory requirements, taxes, trade laws and tariffs;

- reduced protection for intellectual property rights in some countries;

- differing labor regulations;

- disruptions to the business, financial stability or operations, including due to strikes, labor disputes or other disruptions to the workforce, of these manufacturers;

- compliance with a wide variety of complex regulatory requirements;

- fluctuations in currency exchange rates;

- changes in a country's or region's political or economic conditions;

- greater difficulty in staffing and managing foreign operations; and

- increased financial accounting and reporting burdens and complexities.

Any problems that we may encounter with the delivery, quality or cost of our products from our contract manufacturers or suppliers could cause us to lose net revenue, damage our customer relationships and harm our reputation in the marketplace, each of which could materially and adversely affect our business, financial condition or results of operations.

From time to time, we may transition the manufacturing of certain products from one contract manufacturer to another. When we do this, we may incur substantial expenses, risk material delays or encounter other unexpected issues.

***The effect of a pandemic or major public health concern such as the COVID-19 pandemic could result in material adverse effects on our business, financial position, results of operations and cash flows.***

The COVID-19 pandemic or another pandemic or similar outbreak has had, and may in the future have, an adverse impact on the economy, our business and the businesses of our suppliers, and our results of operations and financial condition. For example, the COVID-19 pandemic resulted in industry events, trade shows and business travel being suspended, cancelled and/or significantly curtailed. If these activities are suspended, cancelled and/or significantly curtailed in the future, whether due to surges of COVID-19 or other possible pandemics and similar outbreaks, our sales may be negatively impacted in the future.

In addition, the impact of the COVID-19 pandemic or other possible pandemics subject us to various risks and uncertainties that could materially adversely affect our business, results of operations and financial condition, including the following:

- significant volatility or decreases in the demand for our products or extended sales cycles;

- changes in customer behavior and preferences, as customers may experience financial difficulties and/or may delay orders or reduce their spending;

- adverse impacts on our ability to distribute or deliver our products or services, as well as temporary disruptions, restrictions or closures of the facilities of our suppliers or customers and their contract manufacturers;

- further disruptions in our contract manufacturers' ability to manufacture our products, as some contract manufacturers and suppliers of materials used in the production of our products are, or may be, located in areas more severely impacted by COVID-19 or another possible pandemic, which has limited and could further limit, our ability to obtain sufficient materials to produce and manufacture our products; and

- volatility in the availability of raw materials and components that our contract manufacturers purchase and volatility in raw material and other input costs.

The duration and extent of a future pandemic's or other similar outbreak's effect on our operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted at this time. The adverse impact of the COVID-19 pandemic or another pandemic or similar outbreak on our business, results of operations and financial condition have been, could continue to be, and may in the future be material.

***Certain of our products are sold into mature markets, which could limit our ability to continue to generate revenue from these products. Our ability to sustain and grow our business depends on our ability to develop, market, scale, and sell new products.***

Certain of our products are sold into mature markets that are characterized by a trend of declining demand. As the overall market for these products decreases due to the adoption of new technologies, our revenues from these products have declined, and we expect they will continue to decline in the future. As a result, our future prospects will depend on our ability to develop and successfully market new products that address new and growing markets. Our failure to develop new products or failure to achieve widespread customer acceptance of any new products could cause us to lose market share and cause our revenues to decline. There can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction, marketing and sale of new products or product enhancements. Factors that could cause delays include regulatory and/or industry approvals, product design cycle and failure to identify products or features that customers demand. In addition, the introduction and sale of new products often involves a significant technical evaluation, and we often face delays because of our customers' internal procedures for evaluating, approving and deploying new technologies. For these and other reasons, the sales cycle associated with new products is typically lengthy, often lasting six to 24 months and sometimes longer. Therefore, there can be no assurance that our introduction or announcement of new product offerings will achieve any significant or sustainable degree of market acceptance or result in increased revenue in the near term.

***Our software offerings are subject to risks that differ from those facing our hardware products.***

We continue to dedicate significant engineering resources to our management software platform, applications, and SaaS offerings. These product and service offerings are subject to significant additional risks that are not necessarily related to our hardware products. Our ability to succeed with these offerings will depend in large part on our ability to provide customers with software products and services that offer features and functionality that address their specific needs. We may face challenges and delays in the development of this product line as the marketplace for products and services evolves to meet the needs and desires of customers. We cannot provide assurances that we will be successful in operating and growing this product line.

In light of these risks and uncertainties, we may not be able to establish or maintain market share for our software and SaaS offerings. As we develop new product lines, we must adapt to market conditions that are unfamiliar to us, such as competitors and distribution channels that are different from those we have known in the past. We have and will encounter competition from other solutions providers, many of whom may have more significant resources than us with which to compete. There can be no assurance that we will recover our investments in this segment, or that we will receive meaningful revenue from or realize a profit from this new segment.

***We may experience significant fluctuation in our revenue because the timing of large orders placed by some of our customers is often project-based.***

Our operating results fluctuate because we often receive large orders from customers that coincide with the timing of the customer's project. Sales of our products and services may be delayed if customers delay approval or commencement of projects due to budgetary constraints, internal acceptance review procedures, timing of budget cycles or timing of competitive evaluation processes. In addition, sometimes our customers make significant one-time hardware purchases for projects which are not repeated. We sell primarily on a purchase order basis rather than pursuant to long-term contracts, and we expect fluctuations in our revenues as a result of one-time project-based purchases to continue in the future. In addition, our sales may be subject to significant fluctuations based on the acceleration, delay or cancellation of customer projects, or our failure to complete one or a series of significant potential sales. Because a significant portion of our operating expenses are fixed, even a single order can have a disproportionate effect on our operating results. As a result of the factors discussed above, and due to the complexities of the industry in which we operate, it is difficult for us to forecast demand for our current or future products with any degree of certainty, which means it is difficult for us to forecast our sales. If our quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially.

***The lengthy sales cycle for our products and services, along with delays in customer completion of projects, make the timing of our revenues difficult to predict.***

We have a lengthy sales cycle for many of our products that generally extends between three and 24 months and sometimes longer due to a lengthy customer evaluation and approval process. The length of this process can be affected by factors over which we have little or no control, including the customer's budgetary constraints, timing of the customer's budget cycles, and concerns by the customer about the introduction of new products by us or by our competitors. As a result, sales cycles for customer orders vary substantially among different customers. The lengthy sales cycle is one of the factors that has caused, and may continue to cause, our revenues and operating results to vary significantly from quarter to quarter. In addition, we may incur substantial expenses and devote significant management effort to develop potential relationships that do not result in agreements or revenues, which may prevent us from pursuing other opportunities. Accordingly, excessive delays in sales could be material and adversely affect our business, financial condition or results of operations.

***The nature of our products, customer base and sales channels results in lack of visibility into future demand for our products, which makes it difficult for us to forecast our manufacturing and inventory requirements.***

We use forecasts based on anticipated product orders to manage our manufacturing and inventory levels and other aspects of our business. However, several factors contribute to a lack of visibility with respect to future orders, including:

- the lengthy and unpredictable sales cycle for our products that can extend from six to 24 months or longer;

- the project-driven nature of many of our customers' requirements;

- we primarily sell our products indirectly through distributors;

- the uncertainty of the extent and timing of market acceptance of our new products;

- the need to obtain industry certifications or regulatory approval for our products;

- the lack of long-term contracts with our customers;

- the diversity of our product lines and geographic scope of our product distribution;

- we have some customers who make single, non-recurring purchases; and

- a large number of our customers typically purchase in small quantities.

This lack of visibility impacts our ability to forecast our inventory requirements. If we overestimate our customers' future requirements for products, we may have excess inventory, which would increase our costs and potentially require us to write-off inventory that becomes obsolete. Additionally, if we underestimate our customers' future requirements, we may have inadequate inventory, which could interrupt and delay delivery of our products to our customers, harm our reputation, and cause our revenues to decline. If any of these events occur, they could prevent us from achieving or sustaining profitability and the value of our common stock may decline.

***Delays in qualifying revisions of existing products for certain of our customers could result in the delay or loss of sales to those customers, which could negatively impact our business and financial results.***

Our industry is characterized by intense competition, rapidly evolving technology and continually changing customer preferences and requirements. As a result, we frequently develop and introduce new versions of our existing products, which we refer to as revisions.

Prior to purchasing our products, some of our customers require that products undergo a qualification process, which may involve testing of the products in the customer's system. A subsequent revision to a product's hardware or firmware, changes in the manufacturing process or our selection of a new supplier may require a new qualification process, which may result in delays in sales to customers, loss of sales, or us holding excess or obsolete inventory.

After products are qualified, it can take additional time before the customer commences volume production of components or devices that incorporate our products. If we are unsuccessful or delayed in qualifying any new or revised products with a customer, that failure or delay would preclude or delay sales of these products to the customer, and could negatively impact our financial results. In addition, new revisions to our products could cause our customers to alter the timing of their purchases, by either accelerating or delaying purchases, which could result in fluctuations of our net revenue from quarter to quarter.

***We depend on distributors for a majority of our sales and to complete order fulfillment.***

We depend on the resale of products through distributor accounts for a substantial majority of our worldwide net revenue. In addition, sales through our top five distributors accounted for approximately 29% of our net revenue in fiscal 2024. A significant reduction of effort by one or more distributors to sell our products or a material change in our relationship with one or more distributors may reduce our access to certain end customers and adversely affect our ability to sell our products. Furthermore, if a key distributor materially defaults on a contract or otherwise fails to perform, our business and financial results would suffer.

In addition, the financial health of our distributors and our continuing relationships with them are important to our success. Our business could be harmed if the financial health of these distributors impairs their performance and we are unable to secure alternate distributors.

***Our ability to sustain and grow our business depends in part on the success of our distributors and resellers.***

A substantial part of our revenues is generated through sales by distributors and resellers. To the extent they are unsuccessful in selling our products, or if we are unable to obtain and retain a sufficient number of high-quality distributors and resellers, our operating results could be materially and adversely affected. In addition, our distributors and resellers may devote more resources to marketing, selling and supporting products and services that are competitive with ours, than to our products. They also may have incentives to promote our competitors' products over our products, particularly for our competitors with larger volumes of orders, more diverse product offerings and a longer relationship with our distributors and resellers. In these cases, one or more of our important distributors or resellers may stop selling our products completely or may significantly decrease the volume of products they sell on our behalf. This sales structure also could subject us to lawsuits, potential liability and reputational harm if, for example, any of our distributors or resellers misrepresents the functionality of our products or services to customers or violates laws or our corporate policies. If we fail to effectively manage our existing or future distributors and resellers effectively, our business and operating results could be materially and adversely affected.

***Changes to the average selling prices of our products could affect our net revenue and gross margins and adversely affect results of operations.***

In the past, we have experienced reductions in the average selling prices and gross margins of our products. We expect competition to continue to increase, and we anticipate this could result in additional downward pressure on our pricing. Our average selling prices for our products might also decline as a result of other reasons, including promotional programs introduced by us or our competitors and customers who negotiate price concessions. To the extent we are able to increase prices, we may experience a decline in sales volumes if customers decide to purchase competitive products. If any of these were to occur, our gross margins could decline and we might not be able to reduce the cost to manufacture our products enough or at all to keep up with the decline in prices.

***If we are unable to sell our inventory in a timely manner, it could become obsolete, which could require us to write-down or write off obsolete inventory, which could harm our operating results.***

At any time, competitive products may be introduced with more attractive features or at lower prices than ours. If this occurs, and for other reasons, we may not be able to accurately forecast demand for our products and our inventory levels may increase. There is a risk that we may be unable to sell our inventory in a timely manner to avoid it becoming obsolete. If we are required to substantially discount our inventory or are unable to sell our inventory in a timely manner, we would be required to increase our inventory reserves or write off obsolete inventory and our operating results could be substantially harmed.

***Our failure to compete successfully in our highly competitive market could result in reduced prices and loss of market share.***

The market in which we operate is intensely competitive, subject to rapid technological advances and highly sensitive to evolving industry standards. The market can also be affected significantly by new product and technology introductions and marketing and pricing activities of industry participants. Our products compete directly with products produced by a number of our competitors. Many of our competitors and potential competitors have greater financial and human resources for marketing and product development, more experience conducting research and development activities, greater experience obtaining regulatory approval for new products, larger distribution and customer networks, more established relationships with contract manufacturers and suppliers, and more established reputations and name recognition. For these and other reasons, we may not be able to compete successfully against our current or potential future competitors. In addition, the amount of competition we face in the marketplace may change and grow as the market for IoT and machine-to-machine networking solutions grows and new companies enter the marketplace. Present and future competitors may be able to identify new markets, adapt new technologies, develop and commercialize products more quickly and gain market acceptance of products with greater success. As a result of these competitive factors, we may fail to meet our business objectives and our business, financial condition and operating results could be materially and adversely affected.

***Acquisitions, strategic partnerships, joint ventures or investments may impair our capital and equity resources, divert our management's attention or otherwise negatively impact our operating results.***

We may pursue acquisitions, strategic partnerships and joint ventures that we believe would allow us to complement our growth strategy, increase market share in our current markets and expand into adjacent markets, broaden our technology and intellectual property and strengthen our relationships with distributors, OEMs and ODMs. For instance, we acquired Maestro, Intrinsyc, the Transition Networks and Net2Edge businesses of Communication Systems, Inc., and Uplogix, Inc. in calendar years 2019, 2020, 2021 and 2022, respectively. Our previous acquisitions have required, and any future acquisition, partnership, joint venture or investment may also require, that we pay significant cash, issue equity and/or incur substantial debt. Acquisitions, partnerships or joint ventures may also result in the loss of key personnel and the dilution of existing stockholders to the extent we are required to issue equity securities. In addition, acquisitions, partnerships or joint ventures require significant managerial attention, which may be diverted from our other operations. These capital, equity and managerial commitments may impair the operation of our business. Furthermore, acquired businesses may not be effectively integrated, may be unable to maintain key pre-acquisition business relationships, may not result in expected synergies, an increase in revenues or earnings or the delivery of new products, may contribute to increased fixed costs, and may expose us to unanticipated liabilities. If any of these occur, we may fail to meet our business objectives and our business, financial condition and operating results could be materially and adversely affected.

***We may experience difficulties associated with utilizing third-party logistics providers.***

A portion of our physical inventory management process, as well as the shipping and receiving of our inventory, is performed by a third-party logistics provider in Hong Kong. There is a possibility that third-party logistics providers will not perform as expected and we could experience delays in our ability to ship, receive, and process the related data in a timely manner. This could adversely affect our financial position, results of operations, cash flows and the market price of our common stock.

Relying on third-party logistics providers could increase the risk of the following: failing to receive accurate and timely inventory data, theft or poor physical security of our inventory, inventory damage, ineffective internal controls over inventory processes or other similar business risks out of our immediate control.

## Risks Related to Technology, Cybersecurity and Intellectual Property

***Cybersecurity breaches and other disruptions could compromise our information and expose us to liability, which could cause our business and reputation to suffer.***

Increased global IT security threats and more sophisticated and targeted computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. There have been several recent, highly publicized cases in which organizations of various types and sizes have reported the unauthorized disclosure of customer or other confidential information, as well as cyberattacks involving the dissemination, theft and destruction of corporate information, intellectual property, cash or other valuable assets. There have also been several highly publicized cases in which hackers have requested "ransom" payments in exchange for not disclosing customer or other confidential information or for not disabling the target company's computer or other systems. The secure processing, maintenance and transmission of the information that we collect and store on our systems is critical to our operations and implementing security measures designed to prevent, detect, mitigate or correct these or other cybersecurity threats involves significant costs. Although we have taken steps to protect the security of our information systems, we have, from time to time, experienced, and we expect to continue experiencing, threats to our data and systems, including malware, phishing and computer virus attacks, and it is possible that in the future our safety and security measures will not prevent the systems' improper functioning or damage, or the improper access or disclosure of personally identifiable information such as in the event of cyber-attacks. In addition, due to the fast pace and unpredictability of cybersecurity threats, including from emerging technologies, such as advanced forms of machine learning, AI and quantum computing, long-term implementation plans designed to address cybersecurity risks become obsolete quickly and, in some cases, it may be difficult to anticipate or immediately detect such incidents and the damage they cause. Any unauthorized access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business.

***If unauthorized access is obtained to the personal and/or proprietary data we collect and store, our products become subject to cybersecurity breaches, or if public perception is that they are vulnerable to cyberattacks, our reputation and business could suffer.***

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our employees, on our networks and third-party cloud software providers. If there is unauthorized access to such information, we may incur significant costs or liabilities and lose customer confidence in us, which would harm our reputation and results of operations. In addition, we could be subject to liability or our reputation could be harmed if technologies integrated into our products, or our products, fail to prevent cyberattacks, or if our partners or customers fail to safeguard the systems with security policies that conform to industry best practices. In addition, any cyberattack or security breach that affects a competitor's products could lead to the negative perception that our solutions are or could be subject to similar attacks or breaches.

***Some of our software offerings may be subject to various cybersecurity risks, which are particularly acute in the cloud-based technologies operated by us and other third parties that form a part of our solutions.***

In connection with certain implementations of our management software platform, application, and SaaS offerings, we expect to store, convey and process data produced by devices. This data may include confidential or proprietary information, intellectual property or personally identifiable information of our customers or other third parties with whom they do business. It is important for us to maintain solutions and related infrastructure that are perceived by our customers and other parties with whom we do business to provide a reasonable level of reliability and security. Despite available security measures and other precautions, the infrastructure and transmission methods used by our products and services may be vulnerable to interception, attack or other disruptive problems.

If a cyberattack or other security incident were to allow unauthorized access to or modification of our customers' data or our own data, whether due to a failure with our systems or related systems operated by third parties, we could suffer damage to our brand and reputation. The costs we would incur to address and fix these incidents could significantly increase our expenses. These types of security incidents could also lead to lawsuits, regulatory investigations and increased legal liability, including in some cases contractual costs related to customer notification and fraud monitoring.

***Failure to comply with data privacy laws and regulations could have a materially adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.***

Certain of our products and services as well as the operations of our business may involve access or exposure to personally identifiable or otherwise confidential information and customer data and systems, the misuse or improper disclosure of which could result in legal liability. The collection, hosting, transfer, disclosure, use, storage and security of personal information is subject to federal, state and foreign data privacy laws. These laws, ("Privacy and Data Protection Requirements") which are not uniform, do one or more of the following: regulate the collection, transfer (including in some cases, the transfer outside the country of collection), processing, storage, use and disclosure of personal information, and require notice to individuals of privacy practices and in some cases consent to collection of personal information; give individuals certain access, correction and deletion rights with respect to their personal information; and prevent the use or disclosure of personal information, or require providing opt-outs for the use and disclosure of personal information, for secondary purposes such as marketing. Under certain circumstances, some of these laws require us to provide notification to affected individuals, data protection authorities and/or other regulators in the event of a data breach. In many cases, these laws apply not only to third-party transactions, but also to transfers of information among us and our subsidiaries.

Laws and regulations in this area are evolving and generally becoming more stringent. For example, the European General Data Protection Regulation (the "GDPR") requires us to meet stringent requirements regarding (i) our access, use, disclosure, transfer, protection, or otherwise processing of personal information; and (ii) the ability of data subjects to exercise their related various rights such as to access, correct or delete or limit the use of their personal data. Under the GDPR and the U.K.'s version of the GDPR, information transfers from the European Union and the U.K. to the U.S. are generally prohibited unless certain measures are followed. The 2018 California Consumer Privacy Act and California Privacy Rights Act of 2020 provide individuals similar rights with respect to the processing of their personal data. In addition to California, Colorado, Virginia, Utah and Connecticut previously enacted comprehensive privacy legislation, and in 2023 and 2024, Delaware, Florida, Indiana, Iowa, Kentucky, Maryland, Minnesota, Montana, New Jersey, New Hampshire, Oregon, Rhode Island, Tennessee and Texas enacted such laws. There is also the possibility of federal privacy legislation and increased enforcement by the Federal Trade Commission under its power to regulate unfair and deceptive trade practices. Markets in the Asia Pacific region have also recently adopted GDPR-like legislation, including China's new Personal Information Protection Law. Failure to meet Privacy and Data Protection Law requirements could result in significant civil penalties (including fines up to 4% of annual worldwide revenue under the GDPR) as well as criminal penalties. Privacy and data protection law requirements also confer a private right of action in some countries, including under the GDPR.

As these laws continue to evolve, we may be required to make changes to our systems, services, solutions and/or products to enable us and/or our clients to meet the new legal requirements, including by taking on more onerous obligations, limiting our storage, transfer and processing of data and, in some cases, limiting our service and/or solution offerings in certain locations and our ability to market to customers. Changes in these laws, or the interpretation and application thereof, may also increase our potential exposure through significantly higher potential penalties for non-compliance. The costs of compliance with, and other burdens imposed by, such laws and regulations and client demand in this area may limit the use of, or demand for, our services, solutions and/or products, make it more difficult and costly to meet client expectations, or lead to significant fines, penalties or liabilities for noncompliance, any of which could adversely affect our business, financial condition, and results of operations.

***If software that we incorporate into our products were to become unavailable or no longer available on commercially reasonable terms, it could adversely affect sales of our products, which could disrupt our business and harm our financial results.***

Certain of our products contain software developed and maintained by third-party software vendors or which are available through the "open source" software community. We also expect that we may incorporate software from third-party vendors and open source software in our future products. Our business would be disrupted if this software, or functional equivalents of this software, were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to either redesign our products to function with alternate third-party software or open source software, or develop these components ourselves, which would result in increased costs and could result in delays in our product shipments. Furthermore, we might be forced to limit the features available in our current or future product offerings.

***Our products may contain undetected software or hardware errors or defects that could lead to an increase in our costs, reduce our net revenue or damage our reputation.***

We currently offer warranties ranging from one to five years on each of our products. Our products could contain undetected software or hardware errors or defects. If there is a product failure, we might have to replace all affected products, or we might have to refund the purchase price for the units. Regardless of the amount of testing we undertake, some errors might be discovered only after a product has been installed and used by customers. Any errors discovered after commercial release could result in financial losses and claims against us. Significant product warranty claims against us could harm our business, reputation and financial results and cause the market price of our common stock to decline.

***We may not be able to adequately protect or enforce our intellectual property rights, which could harm our competitive position or require us to incur significant expenses to enforce our rights.***

We rely primarily on a combination of laws, such as patent, copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. Despite any precautions that we have taken:

- laws and contractual restrictions might not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies;

- other companies might claim intellectual property rights based upon prior use that negatively impacts our ability to enforce our trademarks and patents; and

- policing unauthorized use of our patented technology and trademarks is difficult, expensive and time-consuming, and we might be unable to determine the extent of this unauthorized use.

Also, the laws of some of the countries in which we market and manufacture our products offer little or no effective protection of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it. Consequently, we may be unable to prevent our proprietary technology from being exploited by others in the U.S. or abroad, which could require costly efforts to protect our technology. Policing the unauthorized use of our technology, trademarks and other proprietary rights is expensive, difficult and, in some cases, impracticable. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, which may harm our business, financial condition and results of operations.

***The impact of natural disasters and other business interruptions could negatively impact our supply chain and customers resulting in an adverse impact to our revenues and profitability.***

Certain of our components and other materials used in producing our products are from regions susceptible to natural disasters. A natural disaster could damage equipment and inventory at our suppliers' facilities, adversely affecting our supply chain. If we are unable to obtain these materials, we could experience a disruption to our supply chain that would hinder our ability to produce our products in a timely manner, or cause us to seek other sources of supply, which may be more costly or which we may not be able to procure on a timely basis. In addition, our customers may not follow their normal purchasing patterns or temporarily cease purchasing from us due to impacts to their businesses in the region, creating unexpected fluctuations or decreases in our revenues and profitability. Natural disasters in other parts of the world on which our operations are reliant also could have material adverse impacts on our business.

In addition, our operations and those of our suppliers are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, cybersecurity breaches, IT systems failure, terrorist attacks and other events beyond our control, including the effects of climate change. A substantial portion of our facilities, including our corporate headquarters and other critical business operations, are located near major earthquake faults and, therefore, may be more susceptible to damage if an earthquake occurs. We do not carry earthquake insurance for direct earthquake-related losses. If a business interruption occurs, whether due to a natural disaster or otherwise, our business could be materially and adversely affected.

## Risks Related to Liquidity and Capital Resources

***We maintain cash deposits in excess of federally insured limits. Adverse developments affecting financial institutions, including bank failures, could adversely affect our liquidity and financial performance.***

We regularly maintain domestic cash deposits in the Federal Deposit Insurance Corporation ("FDIC") insured banks, which exceed the FDIC insurance limits. Bank failures, events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, or concerns or rumors about such events, may lead to widespread demands for customer withdrawals and liquidity constraints that may result in market-wide liquidity problems. For example, in March 2023, Silicon Valley Bank ("SVB"), Signature Bank Corp. and Silvergate Capital Corp. each failed and was taken into receivership by the FDIC. At that time, we maintained deposits amounting to approximately 85% of our total cash at SVB. While we were able to regain full access to our deposits with SVB and have taken steps to diversify our banking relationships since then, our loan agreement with SVB currently requires us to hold 50% of our company-wide cash balances at SVB. Consequently, any future failure of that bank could simultaneously prevent access to both a substantial portion of our cash holdings and to our credit line for funds needed to meet our working capital requirements and other financial commitments. Our cash balances are concentrated at a small number of financial institutions. In addition, current macroeconomic conditions caused turmoil in the banking sector since the failure of SVB. A failure to timely access our cash on deposit with SVB or other banks could require the scaling back of our operations and production, negatively affect our credit, and prevent us from fulfilling contractual obligations. Moreover, there can be no assurance that our deposits in excess of the FDIC or other comparable insurance limits will be backstopped by the U.S. or any applicable foreign government in the future or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions or by acquisition in the event of a future failure or liquidity crisis, and such uninsured deposits may ultimately be lost. In addition, if any of the parties with whom we conduct business are unable to access funds due to the status of their financial institution, such parties' ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

### *We have a history of losses.*

We have historically incurred net losses. There can be no assurance that we will generate net profits in future periods. Further, there can be no assurance that we will be cash flow positive in future periods. In the event that we fail to achieve profitability in future periods, the value of our common stock may decline. In addition, if we are unable to achieve or maintain positive cash flows, we would be required to seek additional funding, which may not be available on favorable terms, if at all.

### *We may need additional capital and it may not be available on acceptable terms, or at all.*

To remain competitive, we must continue to make significant investments to operate our business and develop our products. Our future capital requirements will depend on many factors, including the timing and amount of our net revenue, research and development expenditures, expenses associated with any strategic partnerships or acquisitions and infrastructure investments, and expenses related to litigation, each of which could negatively affect our ability to generate additional cash from operations. If cash generated from operations is insufficient to satisfy our working capital requirements, we may need to raise additional capital. Looking ahead at long-term needs, we may need to raise additional funds for a number of purposes, including, but not limited to:

- to fund working capital requirements;

- to update, enhance or expand the range of products we offer;

- to refinance existing indebtedness;

- to increase our sales and marketing activities;

- to respond to competitive pressures or perceived opportunities, such as investment, acquisition and international expansion activities; or

- to acquire additional businesses

We may seek additional capital from public or private offerings of our capital stock, borrowings under our existing or future credit lines or other sources. If we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaborations, licensing, joint ventures, or other similar arrangements, it may be necessary to relinquish valuable rights to our potential future products or proprietary technologies, or grant licenses on terms that are not favorable to us. There can be no assurance that we will be able to raise any needed capital on terms acceptable to us, if at all. If we are unable to secure additional financing in sufficient amounts or on favorable terms, we may not be able to develop or enhance our products, take advantage of future opportunities, respond to competition or continue to operate our business.

***The terms of our Senior Credit Facilities may restrict our financial and operational flexibility and, in certain cases, our ability to operate.***

The terms of our existing term loan and revolving credit facility restrict, among other things, our ability to incur liens, incur indebtedness, dispose of assets, make investments, make certain restricted payments, merge or consolidate and enter into certain speculative hedging arrangements. Further, we are currently and may in the future be required to maintain specified financial ratios, including pursuant to a maximum leverage ratio, a minimum fixed charge coverage ratio or a minimum liquidity test. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and there can be no assurance that we will meet those tests. Pursuant to our amended credit agreement and the related loan and security agreement, we have pledged substantially all of our assets to our senior lender, SVB. In addition, our loan agreement with SVB currently requires us to hold 50% of our company-wide cash balances at SVB, which may limit our ability to manage our cash holdings effectively.

## Risks Related to International Operations

***Rising concern regarding international tariffs could materially and adversely affect our business and results of operations.***

The current political landscape has introduced significant uncertainty with respect to future trade regulations and existing international trade agreements, as shown by the U.S.-initiated renegotiation of the North America Free Trade Agreement, Brexit in Europe, and the current war between Ukraine and Russia. This uncertainty includes the possibility of imposing tariffs or penalties on products manufactured outside the U.S., including the U.S. government's increased tariffs on a range of products from China and subsequent tariffs imposed by the U.S. as well as tariffs imposed by trading partners on U.S. goods, the potential for increased trade barriers between the U.K. and the European Union, and export controls or other retaliatory actions against, or restrictions on doing business with Russia, as well as any resulting disruption, instability or volatility in the global markets and industries resulting from such conflict. The institution of trade tariffs both globally and between the U.S. and China specifically, carries the risk of negatively affecting the overall economic conditions of both China and the U.S., which could have a negative impact on us.

We cannot predict whether, and to what extent, there may be changes to international trade agreements or whether quotas, duties, tariffs, exchange controls or other restrictions on our products will be changed or imposed. If we are unable to source our products from the countries where we wish to purchase them, either because of regulatory changes or for any other reason, or if the cost of doing so increases, it could have a material adverse effect on our business, financial condition and results of operations. Furthermore, imposition of tariffs may result in local sourcing initiatives, or other developments that make it more difficult to sell our products in foreign countries, which would negatively impact our business and operating results.

***We face risks associated with our international operations that could impair our ability to grow our revenues abroad as well as our overall financial condition.***

We believe that our future growth is dependent in part upon our ability to increase sales in international markets. These sales are subject to a variety of risks, including geopolitical events, fluctuations in currency exchange rates, tariffs, import restrictions and other trade barriers, unexpected changes in regulatory requirements, longer accounts receivable payment cycles, potentially adverse tax consequences, and export license requirements. In addition, we are subject to the risks inherent in conducting business internationally, including political and economic instability and unexpected changes in diplomatic and trade relationships. In many markets where we operate, business and cultural norms are different than those in the U.S., and practices that may violate laws and regulations applicable to us such as the Foreign Corrupt Practices Act (the "FCPA") unfortunately are more commonplace. Although we have implemented policies and procedures with the intention of ensuring compliance with these laws and regulations, our employees, contractors and agents, as well as distributors and resellers involved in our international sales, may take actions in violation of our policies. Many of our vendors and strategic business allies also have international operations and are subject to the risks described above. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if one or more of our business partners are not able to successfully manage these risks. There can be no assurance that one or more of these factors will not have a material adverse effect on our business strategy and financial condition.

***Foreign currency exchange rates may adversely affect our results.***

We are exposed to market risk primarily related to foreign currencies and interest rates. In particular, we are exposed to changes in the value of the U.S. dollar versus the local currency in which our products are sold and our services are purchased, including devaluation and revaluation of local currencies. Accordingly, fluctuations in foreign currency rates could adversely affect our revenues and operating results.

## Risks Related to Regulatory Compliance and Legal Matters

***Our inability to obtain appropriate industry certifications or approvals from governmental regulatory bodies could impede our ability to grow revenues in our wireless products.***

The sale of our wireless products in some geographical markets is sometimes dependent on the ability to gain certifications and/or approvals by relevant governmental bodies. In addition, many of our products are certified as meeting various industry quality and/or compatibility standards. Failure to obtain these certifications or approvals, or delays in receiving any needed certifications or approvals, could impact our ability to compete effectively or at all in these markets and could have an adverse impact on our revenues.

***Our failure to comply effectively with regulatory laws pertaining to our foreign operations could have a material adverse effect on our revenues and profitability.***

We are required to comply with U.S. government export regulations in the sale of our products to foreign customers, including requirements to properly classify and screen our products against a denied parties list prior to shipment. We are also required to comply with the provisions of the FCPA and all other anti-corruption laws, such as the U.K. Anti-Bribery Act, of all other countries in which we do business, directly or indirectly, including compliance with the anti-bribery prohibitions and the accounting and recordkeeping requirements of these laws. Violations of the FCPA or other similar laws could trigger sanctions, including ineligibility for U.S. government insurance and financing, as well as large fines. Failure to comply with the aforementioned regulations could also affect our decision to sell our products in international jurisdictions, which could have a material adverse effect on our revenues and profitability.

***Our failure to comply effectively with the requirements of applicable environmental legislation and regulation could have a material adverse effect on our revenues and profitability.***

Certain states and countries have passed regulations relating to chemical substances in electronic products and requiring electronic products to use environmentally friendly components. For example, the European Union has the Waste Electrical and Electronic Equipment Directive, the Restrictions of Hazardous Substances Directive, and the Regulation on Registration, Evaluation, Authorization and Restriction of Chemicals. In the future, China and other countries including the U.S. are expected to adopt further environmental compliance programs. In order to comply with these regulations, we may need to redesign our products to use different components, which may be more expensive, if they are available at all. If we fail to comply with these regulations, we may not be able to sell our products in jurisdictions where these regulations apply, which could have a material adverse effect on our revenues and profitability.

***Increasing scrutiny and evolving expectations from investors, customers, lawmakers, regulators, and other stakeholders regarding environmental, social and governance practices and disclosures may adversely affect our reputation, adversely impact our ability to attract and retain employees or customers, expose us to increased scrutiny from the investment community or enforcement authorities or otherwise adversely impact our business and results of operations.***

There is increasing scrutiny and evolving expectations from investors, customers, lawmakers, regulators, and other stakeholders on environmental, social and governance ("ESG") practices and disclosures, including those related to environmental stewardship, climate change, diversity, equity and inclusion, forced labor, racial justice, and workplace conduct. Regulators have imposed, and likely will continue to impose, ESG-related rules and guidance, which may conflict with one another and impose additional costs on us or expose us to new or additional risks. Moreover, certain organizations that provide information to investors have developed ratings for evaluating companies on their approach to different ESG-related matters, and unfavorable ratings of us or our industry may lead to negative investor sentiment and the diversion of investment to other companies or industries. As a smaller company, we may not have resources to meet the evolving ESG-related expectations of an investment community.

***Current or future litigation, including related to intellectual property, could adversely affect us.***

We are subject to a wide range of claims and lawsuits in the course of our business. Any lawsuit may involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources. The results of litigation are inherently uncertain, and adverse outcomes are possible. Adverse outcomes may have a material adverse effect on our business, financial condition or results of operations.

In particular, litigation regarding intellectual property rights occurs frequently in our industry. There is a risk that other third parties could claim that our products, or our customers' products, infringe on their intellectual property rights or that we have misappropriated their intellectual property. In addition, software, business processes and other property rights in our industry might be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Other parties might currently have, or might eventually be issued, patents that pertain to the proprietary rights we use. Any of these third parties might make a claim of infringement against us. The results of litigation are inherently uncertain, and adverse outcomes are possible.

Responding to any infringement claim, regardless of its validity, could:

- be time-consuming, costly and/or result in litigation;

- divert management's time and attention from developing our business;

- require us to pay monetary damages, including treble damages if we are held to have willfully infringed;

- require us to enter into royalty and licensing agreements that we would not normally find acceptable;

- require us to stop selling or to redesign certain of our products; or

- require us to satisfy indemnification obligations to our customers.

If any of these occur, our business, financial condition or results of operations could be adversely affected.

### General Risk Factors

***High interest rates may negatively impact our results of operations and financing costs.***

Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies. In an effort to combat inflation, a number of central banks around the world, including the U.S., raised interest rates and may continue to raise them in the future. Higher interest rates may hinder the economic growth in markets where we do business, and has and may continue to have negative impacts on the global economy. Rising interest rates may lead customers to decrease or delay spending on products and projects, including on products that we sell, which may have a material adverse effect on our business, financial condition and results of operations. In addition, higher interest rates impact the amount of interest we pay for our debt obligations and leases and continue and sustained increases in interest rates could negatively impact our financing costs or cash flow.

***We identified a material weakness in our internal control related to ineffective information technology general controls which, if not remediated appropriately or timely, could result in loss of investor confidence and adversely impact our stock price.***

Internal controls related to the operation of technology systems are critical to maintaining adequate internal control over financial reporting. As disclosed in Part II, Item 9A, during fiscal 2023, management identified a material weakness related to the design and implementation of information technology general controls related to the Company's information systems that are relevant to the preparation of consolidated financial statements. Specifically, we did not design and maintain user access controls to adequately restrict user access to the financial application and data to appropriate Company personnel. As a result, management concluded that our internal control over financial reporting was not effective as of June 30, 2023 and June 30, 2024. We have implemented remedial measures and expect to remediate the material weakness prior to the end of fiscal 2025. If we are unable to remediate the material weakness, or are otherwise unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods, could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, negatively affect investor confidence in our financial statements and adversely impact our stock price.

***If we are unable to attract, retain or motivate key senior management and technical personnel, it could materially harm our business.***

Our financial performance depends substantially on the performance of our executive officers and of key engineers, marketing and sales employees. We are particularly dependent upon our technical personnel, due to the specialized technical nature of our business. If we were to lose the services of our executive officers or any of our key personnel and were not able to find replacements in a timely manner, our business could be disrupted, other key personnel might decide to leave, and we might incur increased operating expenses associated with finding and compensating replacements.

***Our quarterly operating results may fluctuate, which could cause the market price of our common stock to decline.***

We have experienced, and expect to continue to experience, significant fluctuations in net revenue, expenses and operating results from quarter to quarter. We therefore believe that quarter to quarter comparisons of our operating results are not a good indication of our future performance, and you should not rely on them to predict our future operating or financial performance or the future performance of the market price of our common stock. A high percentage of our operating expenses are relatively fixed and are based on our forecast of future revenue. If we were to experience an unexpected reduction in net revenue in a quarter, we would likely be unable to adjust our short-term expenditures significantly. If this were to occur, our operating results for that fiscal quarter would be harmed. In addition, if our operating results in future fiscal quarters were to fall below the expectations of equity analysts and investors, the market price of our common stock would likely fall.

***The market price of our common stock may be volatile based on a number of factors, many of which are not under our control.***

The market price of our common stock has been highly volatile. The market price of our common stock could be subject to wide fluctuations in response to a variety of factors, many of which are out of our control, including:

- adverse changes in domestic or global economic, market and other conditions;

- new products or services offered by our competitors;

- our completion of or failure to complete significant one-time sales of our products;

- actual or anticipated variations in quarterly operating results;

- changes in financial estimates by securities analysts;

- announcements of technological innovations;

- our announcement of significant mergers, acquisitions, strategic partnerships, joint ventures or capital commitments;

- conditions or trends in the industry;

- additions or departures of key personnel;

- increased competition from industry consolidation; and

- sales of common stock by our stockholders or us or repurchases of common stock by us.

In addition, the Nasdaq Capital Market often experiences price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of companies listed on the Nasdaq Capital Market.

## ITEM 1B.  UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C.  CYBERSECURITY

### Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We leverage guidance from the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF"), which provides an outline of enterprise security processes and controls, to inform the design and assessment of our cybersecurity risk management program. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

As part of our risk management process, we may engage third-party experts to help identify and assess risks from cybersecurity threats. Our risk management process also encompasses cybersecurity risks associated with our use of third-party service providers.

Our cybersecurity risk management program includes:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services and our broader IT environment;

- evaluations of our readiness to assess, respond and, as applicable, recover from potential cybersecurity incidents;

- periodic tabletop exercises to simulate a response to a cybersecurity incident and use the findings to improve our processes, technologies and incident response plan;

- the use of external service providers, where appropriate, to assess, test, or otherwise assist with the aspects of our security controls;

- cybersecurity training to educate our employees, consultants and other users about their individual responsibilities regarding our IT systems and data;

- weekly briefings on cybersecurity incidents, threats, and related matters;

- a third-party risk management process for service providers, suppliers and vendors who have access to our critical systems and information; and

- cybersecurity risk insurance that provides protection against certain potential costs and losses arising from a cybersecurity incident.

As of the date of this report, we do not believe that known risks from cybersecurity threats, including as a result of any previous cybersecurity incidents that we are aware of, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. However, we can give no assurance that we have detected or protected against all such cybersecurity incidents or threats or that we will not experience such an incident in the future. Further details about the cybersecurity risks we face are described under the heading "*Risks Related to Technology, Cybersecurity and Intellectual Property,*" included as part of our risk factor disclosures in Part I, Item 1A of this Report, which disclosures are incorporated by reference herein.

**Governance**

The Board is responsible for the oversight of risks from cybersecurity threats. Our Board oversees management's implementation of our cybersecurity risk management program. On a quarterly basis, and more frequently as needed, our Board receives updates from our senior management concerning, among other relevant information, the status of our cybersecurity initiatives to strengthen our cybersecurity risk management and are apprised, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

While the Board reviews and oversees the Company's information security efforts, our executive officers, including our Chief Financial Officer, Vice President of Business Operations, and Vice President of Business Affairs are responsible for the day-to-day management of cybersecurity risk and the design and implementation of policies, processes and procedures to identify and mitigate this risk. Our Director of IT, in coordination with the executive officers named above, is responsible for assessing and managing material risks from cybersecurity threats, as well as managing and responding to material cybersecurity incidents if any occur. Our Director of IT has over 27 years of experience in various information technology roles, which includes over 10 years of management of cybersecurity matters.

Our Director of IT provides weekly briefings to the Chief Financial Officer, Vice President of Business Operations, Vice President of Business Affairs and other members of our cross-functional incident response team. The weekly briefings are focused on our cybersecurity risks and activities, including cybersecurity incidents and responses, cybersecurity systems testing, third-party activities and related topics. In the event threats and incidents are identified as potentially significant, the Chief Financial Officer, Vice President of Business Operations or Vice President of Business Affairs will promptly report to our Board.

## ITEM 2.    PROPERTIES

The following table presents details regarding our leased facilities:

| Locations | Primary Use | Approximate Square Footage |
| --- | --- | --- |
| Irvine, California, U.S.A. | Corporate headquarters; sales and marketing, research and development, operations, and administration | 14,000 |
| Plymouth, Minnesota, U.S.A. | Operations, warehousing, and administration | 66,000 |
| Vancouver, British Columbia, Canada | Engineering, operations, and marketing | 8,500 |
| Austin, Texas, U.S.A. | Engineering, sales, and marketing | 7,500 |
| Hyderabad, India | Engineering and design | 18,000 |
| Illmenau, Germany | Engineering, operations, sales, and marketing | 7,500 |
| Taipei City, Taiwan | Engineering, sales, and marketing | 5,500 |

We believe our existing facilities are adequate to meet our needs. If additional space is needed in the future, we believe that suitable space will be available on commercially reasonable terms.

**ITEM 3.     LEGAL PROCEEDINGS**

Refer to *Note 10* of Notes to Consolidated Financial Statements, included in Part II, Item 8 of this Report, which is incorporated herein by reference, for a discussion of legal proceedings.

**ITEM 4.     MINE SAFETY DISCLOSURES**

None.

**ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

**Common Stock**

Our common stock is traded on the Nasdaq Capital Market under the symbol "LTRX." The number of holders of record of our common stock as of August 30, 2024 was approximately 27.

**Dividend Policy**

We have never declared or paid cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future, and we intend to retain any future earnings for use in the expansion of our business and for general corporate purposes. Any future decision to declare or pay dividends will be made by the Board in its sole discretion and will depend upon our financial condition, operating results, capital requirements and other factors that the Board deems appropriate at the time of its decision.

**Issuer Repurchases**

We did not repurchase any shares of our common stock during the fourth quarter of fiscal 2024.

**ITEM 6.   RESERVED**

**ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

*You should read the following discussion and analysis in conjunction with our consolidated financial statements and the accompanying notes thereto included in Part II, Item 8 of this Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (this "Report"). This discussion and analysis contains forward-looking statements that are based on our management's current beliefs and assumptions, which statements are subject to substantial risks and uncertainties. Our actual results may differ materially from those expressed or implied by these forward-looking statements as a result of many factors, including those discussed in "Risk Factors" included in Part I, Item 1A of this Report. Please also see "Cautionary Note Regarding Forward-Looking Statements" at the beginning of this Report.*

**Overview**

Lantronix, Inc. is a global leader in compute and connectivity solutions, targeting high-growth industries such as Smart Cities, Automotive, and Enterprise markets. Our products and services empower companies to capitalize on the expanding internet of things ("IoT") market by delivering customizable solutions that address each layer of the IoT stack.

We conduct our business globally and manage our sales teams by three geographic regions: the Americas; Europe, Middle East, and Africa ("EMEA"); and Asia Pacific Japan ("APJ").

References to "fiscal 2024" refer to the fiscal year ended June 30, 2024 and references to "fiscal 2023" refer to the fiscal year ended June 30, 2023.

**Products and Solutions**

We organize our portfolio services and products into three product lines: Embedded IoT Solutions, IoT System Solutions, and Software & Services. Refer to "Products and Solutions" included in Part I, Item 1 of this Report, which is incorporated herein by reference, for further discussion.

Our Embedded IoT Solutions product lines include Open-Q System on Modules and System in Packages, XPort®, XPort® Pro, Development Kits, xPico®, xPico® Wi-Fi, NICS and Optical SFPs.

Our IoT System Solutions product lines include LM83X, LM80, SLC™8000, Spider™, EMG™, UDS, EDS, EDS-MD, xPress™, xDirect®, E21x, E22x, G52x, X30x, Bolero4x, FOX3-4G, FOX4, SGX™ and Power over Ethernet ("PoE") Switches. In addition, Lantronix offers non-PoE Network Switches and Media Converters.

Our Software and Services product lines include: Engineering Services, Percepxion™, ConsoleFlow™, Control Center and Level Services.

**Recent Accounting Pronouncements**

Refer to *Note 1* of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Report, which is incorporated herein by reference, for a discussion of recent accounting pronouncements.

**Critical Accounting Policies and Estimates**

The preparation of financial statements and related disclosures in accordance with U.S. generally accepted accounting principles ("GAAP") requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. We regularly evaluate our estimates and assumptions related to revenue recognition, sales returns and allowances, inventory valuation, restructuring charges, valuation of deferred income taxes, valuation of goodwill and long-lived and intangible assets, share-based compensation, litigation and other contingencies. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between our estimates and the actual results, our future results of operations will be affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:

*Revenue Recognition*

Revenue is recognized upon the transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We apply the following five-step approach in determining the amount and timing of revenue to be recognized: (i) identifying the contract with a customer, (ii) identifying the performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the performance obligations in the contract and (v) recognizing revenue when the performance obligation is satisfied.

A significant portion of our products are sold to distributors under agreements which contain (i) limited rights to return unsold products and (ii) price adjustment provisions, both of which are accounted for as variable consideration when estimating the amount of revenue to recognize. Establishing accruals for product returns and pricing adjustments requires the use of judgment and estimates that impact the amount and timing of revenue recognition. When product revenue is recognized, we establish an estimated allowance for future product returns based primarily on historical returns experience and other known or anticipated returns. We also record reductions of revenue for pricing adjustments, such as competitive pricing programs and rebates, in the same period that the related revenue is recognized, based primarily on approved pricing adjustments and our historical experience. Actual product returns or pricing adjustments that differ from our estimates could result in increases or decreases to our net revenue.

A portion of our revenues are derived from engineering and related consulting service contracts with customers. These contracts generally include performance obligations in which control is transferred over time because the customer either simultaneously receives and consumes the benefits provided or our performance on the contract creates or enhances an asset that the customer controls. These contracts typically provide services on the following basis:

- Time & Materials ("T&M") – services consist of revenues from software modification, consulting implementation, training and integration services. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary depending on the actual time and materials incurred based on the customer's needs.

- Fixed Price – arrangements to render specific consulting and software modification services which tend to be more complex.

Performance obligations for T&M contracts qualify for the "Right to Invoice" practical expedient within the revenue guidance. Under this practical expedient, we may recognize revenue, over time, in the amount to which we have a right to invoice. In addition, we are not required to estimate variable consideration upon inception of the contract and reassess the estimate each reporting period. We determined that this method best represents the transfer of services as, upon billing, we have a right to consideration from a customer in an amount that directly corresponds with the value to the customer of our performance completed to date.

We recognize revenue on fixed price contracts, over time, using an input method based on the proportion of our actual costs incurred (generally labor hours expended) to the total costs expected to complete the contract performance obligation. We determined that this method best represents the transfer of services as the proportion closely depicts the efforts or inputs completed towards the satisfaction of a fixed price contract performance obligation.

From time to time, we may enter into contracts with customers that include promises to transfer multiple performance obligations that may include sales of products, professional engineering services and other product qualification or certification services. Determining whether the promises in these arrangements are considered distinct performance obligations, that should be accounted for separately versus together, often requires judgment. We consider performance obligations to be distinct when the customer can benefit from the promised good or service on its own or by combining it with other resources readily available and when the promised good or service is separately identifiable from other promised goods or services in the contract. In these arrangements, we allocate revenue on a relative standalone selling price basis by maximizing the use of observable inputs to determine the standalone selling price for each performance obligation. Additionally, estimating standalone selling prices for separate performance obligations within a contract may require significant judgment and consideration of various factors including market conditions, items contemplated during negotiation of customer arrangements and internally-developed pricing models. Changes to performance obligations that we identify, or the estimated selling prices pertaining to a contract, could materially impact the amounts of earned and unearned revenue that we record.

## Inventory Valuation

We value inventories at the lower of cost (on a first-in, first-out basis) or net realizable value, whereby we make estimates regarding the market value of our inventories, including an assessment of excess and obsolete inventories. We determine excess and obsolete inventories based on an estimate of the future sales demand for our products within a specified time horizon, which is generally 12 to 24 months. In addition, specific reserve estimates are recorded to cover risks for end-of-life products, inventory located at our contract manufacturers and warranty replacement stock. The estimates we use for demand are also used for near-term capacity planning and inventory purchasing. Demand for our products can fluctuate significantly from period to period. A significant decrease in demand could result in an increase in the amount of excess inventory on hand. In addition, our industry is characterized by rapid technological change, frequent new product development and product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Our estimates of future product demand and judgement to determine excess inventory may prove to be inaccurate, in which case we may have understated or overstated the reduction to the total carrying value of our inventory for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold, resulting in a reduction in our gross margins, at the time of such determination. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our results of operations.

## Restructuring Charges

We recognize costs and related liabilities for restructuring activities when they are incurred. Our restructuring charges are primarily comprised of employee separation costs, asset impairments and contract exit costs. Employee separation costs include one-time termination benefits that are recognized as a liability at estimated fair value, at the time of communication to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. Ongoing termination benefits are recognized as a liability at estimated fair value when the amount of such benefits are probable and reasonably estimable. Contract exit costs include contract termination fees and right-of-use asset impairments recognized on the date that we have vacated the premises or ceased use of the leased facilities. A liability for contract termination fees is recognized in the period in which we terminate the contract. Restructuring accruals are based upon management estimates at the time they are recorded and can change depending upon changes in facts and circumstances subsequent to the date the original liability is recorded. If actual results differ, or if management determines revised estimates are necessary, we may record additional liabilities or reverse a portion or existing liabilities.

## Valuation of Deferred Income Taxes

We have recorded a valuation allowance to reduce our net deferred tax assets to zero, primarily due to historical net operating losses ("NOLs") and uncertainty of generating future taxable income. We consider estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If we determine that it is more likely than not that we will realize a deferred tax asset that currently has a valuation allowance, we would be required to reverse the valuation allowance, which would be reflected as an income tax benefit in our consolidated statements of operations at that time.

## Business Combinations

We allocate the fair value of the purchase consideration of a business acquisition to the tangible assets, liabilities, and intangible assets acquired, including in-process research and development ("IPR&D"), if applicable, based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassified as an amortizable purchased intangible asset and amortized over the asset's estimated useful life. The valuation of acquired assets and assumed liabilities requires significant judgment and estimates, especially with respect to intangible assets. The valuation of intangible assets, in particular, requires that we use valuation techniques such as the income approach. The income approach includes the use of a discounted cash flow model, which includes discounted cash flow scenarios and requires significant estimates such as future expected revenue, expenses, capital expenditures and other costs, and discount rates. We estimate the fair value based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from our estimates. Estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. Acquisition-related expenses and related restructuring costs are recognized separately from the business combination and are expensed as incurred.

## Goodwill Impairment Testing

We evaluate goodwill for impairment on an annual basis on the last day of our fourth fiscal quarter or more frequently if we believe indicators of impairment exist that would more likely than not reduce the fair value of our single reporting unit below its carrying amount.

We begin our evaluation of goodwill for impairment by assessing qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its carrying value. Some factors that we consider important in the qualitative assessment which could trigger a goodwill impairment review include:

- significant underperformance relative to historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- a significant decline in our stock price for a sustained period; and
- a significant change in our market capitalization relative to our book value.

Based on our qualitative assessment, if we conclude that it is more likely than not that the fair value of our single reporting unit is less than its carrying value, we conduct a quantitative goodwill impairment test, which involves comparing the estimated fair value of our single reporting unit with its carrying value, including goodwill. We estimate the fair value of our single reporting unit using a combination of the income and market approach. If the carrying value of the reporting unit exceeds its estimated fair value, we recognize an impairment loss for the difference.

Significant management judgment is required in estimating the reporting unit's fair value and in the creation of the forecasts of future operating results that are used in the discounted cash flow method of valuation. These include (i) estimation of future cash flows, which is dependent on internal forecasts, (ii) estimation of the long-term rate of growth of our business, (iii) estimation of the period during which cash flows will be generated and (iv) the determination of our weighted-average cost of capital, which is a factor in determining the discount rate. Our estimate of the reporting unit's fair value would also generally include the consideration of a control premium, which is the amount that a buyer is willing to pay over the current market price of a company as indicated by the traded price per share (i.e., market capitalization) to acquire a controlling interest. If our actual financial results are not consistent with our assumptions and judgments used in estimating the fair value of our reporting unit, we may be exposed to goodwill impairment losses.

During the fourth quarter of fiscal 2024, we made a qualitative assessment of whether goodwill impairment existed. Since our assessment of the qualitative factors did not result in a determination that it was more likely than not that the fair value of our single reporting unit is less than its carrying value, we were not required to perform the quantitative goodwill impairment test.

## Long-Lived Assets and Intangible Assets

We assess the impairment of long-lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Circumstances that could trigger a review include, but are not limited to the following:

- significant decreases in the market price of the asset;
- significant adverse changes in the business climate or legal factors;
- accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset;
- current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; or
- current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Whenever events or changes in circumstances suggest that the carrying amount of long-lived assets and intangible assets may not be recoverable, we estimate the future cash flows expected to be generated by the asset from its use or eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation. These significant judgments may include future expected revenue, expenses, capital expenditures and other costs, discount rates and whether or not alternative uses are available for impacted long-lived assets.

*Share-Based Compensation*

We record share-based compensation in our consolidated statements of operations as an expense, based on the estimated grant date fair value of our share-based awards, with the fair values amortized to expense over the requisite service period. Our share-based awards are currently comprised of restricted stock units, performance stock units, common stock options, and common stock purchase rights granted under our 2013 Employee Stock Purchase Plan ("ESPP").

The fair value of our restricted stock units is based on the closing market price of our common stock on the date of grant.

The fair value of our performance stock units is estimated as of the grant date based upon the expected achievement of the performance metrics specified in the grant and the closing market price of our common stock on the date of grant. To the extent a grant of performance share units contains a market condition, the grant date fair value is estimated using a Monte Carlo simulation, which incorporates estimates of the potential outcomes of the market condition on the grant date fair value of each award.

The fair value of our common stock options and ESPP common stock purchase rights is generally estimated on the grant date using the Black-Scholes-Merton ("BSM") valuation model. The determination of the fair value of share-based awards utilizing the BSM model is affected by our stock price and various assumptions, including the expected term, expected volatility, risk-free interest rate and expected dividend yields. The expected term of stock options granted is based on our recent historical exercise data. The expected volatility is based on the historical volatility of our stock price. The risk-free interest rate assumption is based on the U.S. Treasury interest rates appropriate for the expected term of our stock options and common stock purchase rights.

If factors change and we employ different assumptions, share-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested share-based awards, we may be required to accelerate, increase or cancel any remaining unearned share-based compensation expense. If these events were to occur, it could increase or decrease our share-based compensation expense, which would impact our operating expenses and gross margins.

**Results of Operations - Fiscal Years Ended June 30, 2024 and 2023**

*Summary*

For fiscal 2024, our net revenue increased by $29,138,000, or 22.2%, compared to fiscal 2023. The increase in net revenue was driven by an 81.7% increase in net revenue in our IoT System Solutions product line partially offset by a decrease of 26.2% in net revenues in our Embedded IoT Solutions product line and a decrease of 11.3% in net revenues in our Software & Services product line. We had a net loss of $4,516,000 for fiscal 2024 compared to a net loss of $8,980,000 for fiscal 2023. The decrease in net loss was driven primarily by increased revenues, partially offset by an increase in operating expenses of 6.8% and a decrease in gross profit as a percentage of revenue from 42.9% in fiscal 2023 to 40.1% in fiscal 2024.

*Net Revenue*

The following tables present our net revenue by product lines and by geographic region:

| | **Years Ended June 30,** | | | | | |
| | **2024** | **% of Net Revenue** | **2023** | **% of Net Revenue** | **Change** | |
| | | | | | **$** | **%** |
| | (In thousands, except percentages) | | | | | |
| Embedded IoT Solutions | $ 46,953 | 29.3% | $ 63,636 | 48.6% | $ (16,683) | (26.2%) |
| IoT System Solutions | 104,450 | 65.1% | 57,496 | 43.8% | 46,954 | 81.7% |
| Software & Services | 8,924 | 5.6% | 10,057 | 7.7% | (1,133) | (11.3%) |
| | $ 160,327 | 100.0% | $ 131,189 | 100.1% | $ 29,138 | 22.2% |

| | **Years Ended June 30,** | | | | | |
| | **2024** | **% of Net Revenue** | **2023** | **% of Net Revenue** | **Change** | |
| | | | | | **$** | **%** |
| | (In thousands, except percentages) | | | | | |
| Americas | $ 78,203 | 48.8% | $ 78,557 | 59.9% | $ (354) | (0.5%) |
| EMEA | 64,025 | 39.9% | 23,286 | 17.7% | 40,739 | 175.0% |
| APJ | 18,099 | 11.3% | 29,346 | 22.4% | (11,247) | (38.3%) |
| | $ 160,327 | 100.0% | $ 131,189 | 100.0% | $ 29,138 | 22.2% |

*Embedded IoT Solutions*

Net revenue decreased primarily due to lower unit sales of our embedded compute product line in the Americas and APJ regions as a result of two large design wins that reached end-of-life at the end of fiscal 2023. To a lesser extent net revenue was impacted by lower unit sales of our network interface cards across all regions, and some of our legacy embedded ethernet connectivity products in the Americas and EMEA regions.

*IoT System Solutions*

Net revenue increased primarily due to increases in units sales of (i) our custom solutions, as we ramped to volume production for a European smart energy grid provider in the current period, (ii) our out-of-band products across all regions, and (iii) our converters and radio nodes products in the Americas region. These increases were partially offset by decreases in sales of our network switches in the Americas region.

*Software & Services*

Net revenue decreased primarily due to a year over year decline in our engineering services in the EMEA region as two of our large design services projects transitioned from the design phase to full production during fiscal 2024. This was partially offset by growth in our extended warranty services across all regions as a result of increased sales of our out-of-band products.

### Gross Profit

Gross profit represents net revenue less cost of revenue. Cost of revenue consists primarily of the cost of raw material components, subcontract labor assembly by contract manufacturers, freight costs, personnel-related expenses, manufacturing overhead, inventory reserves for excess and obsolete products or raw materials, warranty costs, royalties and share-based compensation.

The following table presents our gross profit:

| | **Years Ended June 30,** | | | | | |
| | **2024** | **% of Net Revenue** | **2023** | **% of Net Revenue** | **Change** | |
| | | | | | **$** | **%** |
| | | | (In thousands, except percentages) | | | |
| Gross profit | $ 64,354 | 40.1% | $ 56,264 | 42.9% | $ 8,090 | 14.4% |

Gross profit as a percent of revenue (referred to as "gross margin") decreased primarily due to a change in product mix and increased logistics and overhead costs related to our smart grid customer that grew to 26% of our net revenue during fiscal 2024. We expect this customer to contribute less revenue during fiscal 2025 which should lead to an improvement in our product mix and lower logistics and overhead costs as a percentage of revenue for fiscal 2025.

### Selling, General and Administrative

Selling, general and administrative expenses consists of personnel-related expenses including salaries and commissions, share-based compensation, facility expenses, information technology, advertising and marketing expenses and professional legal and accounting fees.

The following table presents our selling, general and administrative expenses:

| | **Years Ended June 30,** | | | | | |
| | **2024** | **% of Net Revenue** | **2023** | **% of Net Revenue** | **Change** | |
| | | | | | **$** | **%** |
| | | | (In thousands, except percentages) | | | |
| Personnel-related expenses | $ 21,316 | | $ 19,453 | | $ 1,863 | 9.6% |
| Professional fees and outside services | 5,037 | | 6,064 | | (1,027) | (16.9%) |
| Advertising and marketing | 2,346 | | 2,136 | | 210 | 9.8% |
| Facilities and insurance | 2,754 | | 2,538 | | 216 | 8.5% |
| Share-based compensation | 6,248 | | 4,546 | | 1,702 | 37.4% |
| Depreciation | 1,393 | | 1,022 | | 371 | 36.3% |
| Other | 1,112 | | 1,189 | | (77) | (6.5%) |
| Selling, general and administrative | $ 40,206 | 25.1% | $ 36,948 | 28.2% | $ 3,258 | 8.8% |

Selling, general and administrative expenses increased primarily due to higher personnel-related expenses arising from merit increases and variable and share-based compensation related to the Company's improved financial performance in fiscal 2024. Merit increases and variable and share-based compensation were significantly lower and in many cases not earned during fiscal 2023. To a lesser extent, the increase in selling, general and administrative expenses were impacted by (i) an increase in depreciation expense related to new equipment and certain business analysis tools that we added in the current year, and (ii) increases in insurance premiums and various facility-related costs. These increases were partially offset by (i) reductions in headcount and (ii) lower professional fees and outside services related to audit and accounting compliance costs that were higher in the prior year as we implemented Section 404(b) of the Sarbanes-Oxley Act.

### Research and Development

Research and development expenses consists of personnel-related expenses, share-based compensation, and expenditures to third-party vendors for research and development activities and product certification costs. Our costs from period-to-period related to outside services and product certifications vary depending on our level and timing of development activities.

The following table presents our research and development expenses:

| | **Years Ended June 30,** | | | | **Change** | |
| | **2024** | **% of Net Revenue** | **2023** | **% of Net Revenue** | **$** | **%** |
|---|---|---|---|---|---|---|
| | | | (In thousands, except percentages) | | | |
| Personnel-related expenses | $ 14,022 | | $ 12,535 | | $ 1,487 | 11.9% |
| Facilities | 2,523 | | 2,664 | | (141) | (5.3%) |
| Outside services | 505 | | 773 | | (268) | (34.7%) |
| Product certifications | 462 | | 1,067 | | (605) | (56.7%) |
| Share-based compensation | 1,852 | | 1,504 | | 348 | 23.1% |
| Other | 918 | | 1,082 | | (164) | (15.2%) |
| Research and development | $ 20,282 | 12.7% | $ 19,625 | 15.0% | $ 657 | 3.3% |

Research and development expenses increased primarily due to higher personnel-related costs resulting from merit increases and variable and share-based compensation costs related to our improved financial performance in fiscal 2024. These increases were partially offset by (i) a reduction in headcount and (ii) a decrease in product certification expenses and outsourced development resources.

### Restructuring, Severance and Related Charges

During fiscal 2024 and 2023, we incurred charges of approximately $1,423,000 and $693,000, respectively, related to headcount reductions and restructuring of certain non-essential operations.

We may incur additional restructuring, severance and related charges in future periods as we continue to identify cost savings and synergies related to our acquisitions and general business operations.

### Acquisition-Related Costs

During fiscal 2023 we incurred approximately $315,000 of costs primarily in connection with the acquisition of Uplogix, Inc. ("Uplogix"). These costs were mainly comprised of banking, legal and other professional fees.

### Amortization of Intangible Assets

We acquired certain intangible assets through our recent acquisitions, which we recorded at fair-value as of the acquisition dates. These assets are generally amortized on a straight-line basis over their estimated useful lives and resulted in charges of $5,314,000 and $5,804,000 during fiscal 2024 and 2023, respectively.

### Interest Expense, Net

For fiscal 2024 and 2023, we incurred net interest expense from interest incurred on borrowings on our credit facilities. We also earn interest on our domestic cash balances.

### Other Income (Expense), Net

Other income (expense), net, is comprised primarily of foreign currency remeasurement and transaction adjustments related to our foreign subsidiaries whose functional currency is the U.S. dollar.

***Provision for Income Taxes***

The following table presents our provision for income taxes:

| | Years Ended June 30, | | | | Change | |
|---|---|---|---|---|---|---|
| | 2024 | % of Net Revenue | 2023 | % of Net Revenue | $ | % |
| | (In thousands, except percentages) | | | | | |
| Provision for income taxes | $ 745 | 0.5% | $ 748 | 0.6% | $ (3) | (0.4%) |

The following table presents our effective tax rate based upon our provision for income taxes:

| | Years Ended June 30, | |
|---|---|---|
| | 2024 | 2023 |
| Effective tax rate | 19.8% | 9.1% |

We utilize the liability method of accounting for income taxes. The differences between our effective tax rate and the federal statutory rate in fiscal 2024 and fiscal 2023 were also impacted by the effect of our domestic losses recorded without a tax benefit, as well as the effect of certain state and foreign earnings taxed at rates differing from the federal statutory rate.

We record net deferred tax assets to the extent we believe these assets are more likely than not to be realized. Aside from a net deferred tax liability of $179,000 and $146,000 that we recorded as of June 30, 2024 and 2023, respectively, based on our cumulative losses and uncertainty of generating future taxable income, we provided a full valuation allowance against our net deferred tax assets at June 30, 2024 and 2023. Refer to *Note 8* of Notes to Consolidated Financial Statements, included in Part II, Item 8 of this Report, for additional information.

**Liquidity and Capital Resources**

***Liquidity***

The following table presents our working capital and cash and cash equivalents:

| | June 30, | | |
|---|---|---|---|
| | 2024 | 2023 | Change |
| | (In thousands) | | |
| Working capital | $ 58,794 | $ 50,163 | $ 8,631 |
| Cash and cash equivalents | $ 26,237 | $ 13,452 | $ 12,785 |

Our principal sources of cash and liquidity include our existing cash and cash equivalents, borrowings and amounts available under our existing term loan and revolving credit facility (together, the "Senior Credit Facilities"), and cash generated from operations. We are subject to a variable amount of interest on the principal balance of our Senior Credit Facilities and could be adversely impacted by rising interest rates in the future. We believe that our current cash holdings and net cash flows from operations are sufficient to satisfy our current obligations for the foreseeable future, and, assuming continued access to the undrawn amounts available under our Senior Credit Facilities, these combined sources will be sufficient to fund our material requirements for working capital, capital expenditures and other financial commitments for at least the next 12 months and beyond. We continue to monitor our existing banking relationships and the availability of potential alternate sources of credit based on market conditions and our ongoing capital requirements. There can be no guarantee that we would be able to obtain any needed alternate financing on acceptable terms, or at all, or that such a financing would not result in a default under the Loan Agreement (as defined in *Note 5* of Notes to Consolidated Financial Statements, including in Part II, Item 8 of this Report). We anticipate that the primary factors affecting our cash and liquidity are net revenue, working capital requirements and capital expenditures.

We define cash and cash equivalents as highly liquid deposits with original maturities of 90 days or less when purchased. We maintain cash and cash equivalents balances at certain financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). There can be no assurance that our deposits in excess of the FDIC limits will be backstopped by the U.S., or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions or by acquisition in the event of a failure or liquidity crisis.

Our future working capital requirements will depend on many factors, including the following: timing and amount of our net revenue; our product mix and the resulting gross margins; research and development expenses; selling, general and administrative expenses; and expenses associated with any strategic partnerships, acquisitions or infrastructure investments.

From time to time, we may seek additional capital from public or private offerings of our capital stock, borrowings under our existing or future credit lines or other sources in order to (i) develop or enhance our products, (ii) take advantage of strategic opportunities, (iii) respond to competition or (iv) continue to operate our business. We currently have a Form S-3 shelf registration statement on file with the SEC. If we issue equity securities to raise additional funds, our existing stockholders may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of our existing stockholders. If we issue debt securities to raise additional funds, we may incur debt service obligations, become subject to additional restrictions that limit or restrict our ability to operate our business, or be required to further encumber our assets. There can be no assurance that we will be able to raise any such capital on terms acceptable to us, if at all.

### Bank Loan Agreements

Refer to *Note 5* of Notes to Consolidated Financial Statements, included in Part II, Item 8 of this Report, which is incorporated herein by reference, for a discussion of our loan agreements.

### Cash Flows

The following table presents the major components of the consolidated statements of cash flows:

|  | Years Ended June 30, | | Increase |
|  | 2024 | 2023 | (Decrease) |
| --- | --- | --- | --- |
|  | (In thousands) | | |
| Net cash provided by operating activities | $ 18,623 | $ 237 | $ 18,386 |
| Net cash used in investing activities | (1,479) | (7,323) | (5,844) |
| Net cash (used in) provided by financing activities | (4,359) | 3,317 | (7,676) |

### Operating Activities

Cash provided by operating activities during fiscal 2024 increased compared to fiscal 2023. In fiscal 2023, we used a significant amount of cash in the build-up of our inventories and decreases in our accounts payable and accrued liabilities. For fiscal 2024, our net loss included $16,740,000 of non-cash charges, while the changes in operating assets and liabilities provided net cash of $6,399,000.

Our net inventories decreased by $22,038,000, or 44.3%, from June 30, 2023 to June 30, 2024. The decrease resulted primarily from (i) current year shipments to a smart grid customer for which we had built up our stock levels and (ii) our efforts to reduce inventory levels that increased during the supply shortages we experienced during the pandemic.

Accounts payable decreased by $2,054,000, or 16.6%, from June 30, 2023 to June 30, 2024. The reduction is primarily due to the decrease in our inventories and the timing of payments to our vendors.

Accounts receivable increased by $3,597,000, or 13.0%, from June 30, 2023 to June 30, 2024. The increase is primarily due to the increased sales during the current year coupled with timing of payments received from our customers.

Accrued payroll and related expenses increased by $3,405,000 or 140.1% from June 30, 2023 to June 30, 2024. The increase is primarily due to variable compensation costs incurred during the current year.

Other current liabilities decreased by $17,842,000, or 61.9%, from June 30, 2023 to June 30, 2024. This was mostly driven by a reduction in deposits previously received related to shipments under a customer contract.

### Investing Activities

Net cash used in investing activities for fiscal 2024 consisted of purchases of equipment amounting to $1,479,000, primarily for research and development and certain business analysis tools. Cash used in investing activities during fiscal 2023 included the acquisition of Uplogix, which used net cash of $4,650,000, as well as purchases of plant and equipment of $2,673,000 primarily related to building out and furnishing our new lease facilities in California and Minnesota.

### Financing Activities

Net cash used in financing activities during fiscal 2024 resulted primarily from $2,853,000 of principal payments on the Senior Credit Facilities as well as $1,027,000 tax withholdings paid on behalf of employees for restricted shares. Additionally, we used cash of $1,262,000 to pay the contingent consideration earned related to the Uplogix acquisition. Net cash provided by financing activities during fiscal 2023 resulted primarily from $7,000,000 in gross proceeds received from our Senior Credit Facilities with SVB partially offset by payments of $3,994,000 on the term loan as well as tax withholdings paid of $821,000 on behalf of employees for restricted shares.

## ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required for a "smaller reporting company."

## ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

All financial statements required by this Item 8, including the report of our independent registered public accounting firm, are included in Part IV, Item 15 of this Report, as set forth beginning on page F-1 of this Report, and are incorporated by reference into this Item 8.

## ITEM 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A.  CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15I and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that this information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2024 and have concluded they were not effective as of June 30, 2024 due to the material weakness described below. Despite the material weakness, management believes that the Consolidated Financial Statements included in this Report fairly present, in all material respects, our financial position, results of operations, and cash flows as of and for the period presented, in accordance with U.S. GAAP.

### Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded properly to allow for the preparation of financial statements in accordance with U.S. GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use, or disposition of our assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changing conditions, effectiveness of internal control over financial reporting may vary over time.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2024 based on the guidelines established in the Internal Control—Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

As disclosed in Part II, Item 9A in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023, management concluded that the Company's internal control over financial reporting was not effective as of June 30, 2023. Management identified deficiencies in the design and implementation of information technology general controls ("ITGCs"), constituting a material weakness, related to the Company's information systems relevant to preparing consolidated financial statements. Specifically, management did not design and maintain user access controls to ensure appropriate segregation of duties and to adequately restrict user access to financial applications and data.

During the fiscal year ended June 30, 2024, management implemented a previously disclosed remediation plan to enhance the design of ITGCs related to user access and proper segregation of duties. This plan included:

- Modifying user rights to significantly restrict access to certain key financial applications and functionality.
- Implementing additional review and approval requirements within the financial systems workflow.
- Creating new audit reports that require management review and approval of changes made to key attributes within the financial application.
- Improving and maintaining documentation underlying ITGCs to promote knowledge transfer upon personnel and function changes.
- Implementing an IT management review and testing plan to monitor user access, specifically focusing on financial applications.

As of June 30, 2024, management has implemented the remedial actions and controls described above concerning the material weakness. Due to the timing of the design and implementation of our remediation efforts during the fourth quarter of fiscal 2024, there has been insufficient time to demonstrate consistent execution of certain controls. As such, management is unable to conclude on the operating effectiveness of the implemented remediations and therefore concludes that internal control over financial reporting was not effective as of June 30, 2024. We expect to continue to execute, test, and assess the effectiveness of these controls as we progress into fiscal 2025.

Baker Tilly US, LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has provided an attestation report on Lantronix's internal control over financial reporting. As a result of the material weakness described above, their report includes an adverse audit report on the effectiveness of internal control over financial reporting as of June 30, 2024.

**Changes in Internal Controls over Financial Reporting**

Except for the changes in connection with our remediation plan discussed above, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## ITEM 9B.    OTHER INFORMATION

On September 3, 2024, we entered into a Fourth Amendment to Third Amended and Restated Loan and Security Agreement (the "Fourth Amendment") with Silicon Valley Bank, pertaining to our existing term loan and revolving credit facility (together, the "Senior Credit Facilities"), which amends that certain Third Amended and Restated Loan and Security Agreement, dated as of August 2, 2021, as amended by the First Amendment to Third Amended and Restated Loan and Security Agreement, dated as of October 21, 2021, as amended by the Second Amendment to Third Amended and Restated Loan and Security Agreement, dated as of February 15, 2022, as amended by the Third Amendment to Third Amended and Restated Loan and Security Agreement, dated as of September 7, 2022. Pursuant to the Fourth Amendment, the maturity of our Senior Credit Facilities was extended from August 2, 2025 to August 2, 2026.

The foregoing description of the Fourth Amendment is qualified in its entirety by the Fourth Amendment, a copy of which is filed as Exhibit 10.42 to this Annual Report on Form 10-K and is incorporated herein by reference.

**Insider Trading Arrangements**

During the year ended June 30, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

## ITEM 9C.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

Portions of our definitive Proxy Statement on Schedule 14A relating to our 2024 annual meeting of stockholders ("Proxy Statement"), which will be filed with the SEC within 120 days after the end of the fiscal year covered by this Report, are incorporated by reference into Part III of this Report, as indicated below.

## ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The names of our executive officers and their ages, titles and biographies as of the date hereof are set forth in the section entitled "Information About Our Executive Officers" in Part I, Item 1 of this Report, which is incorporated herein by reference.

We have adopted a code of business conduct and ethics that applies to all employees, including employees of our subsidiaries, as well as each member of our board of directors. The code of business conduct and ethics is available at our website at www.lantronix.com under the Investor Relations-Corporate Governance section. We intend to satisfy any disclosure requirement under applicable rules of the SEC or Nasdaq Stock Market regarding an amendment to, or waiver from, a provision of this code of business conduct and ethics by posting such information on our website, at the web address specified above.

The other information required by this Item is incorporated by reference to our Proxy Statement.

## ITEM 11.   EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to our Proxy Statement.

## ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to our Proxy Statement.

## ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to our Proxy Statement.

## ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to our Proxy Statement.

**ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

1.   *Consolidated Financial Statements*

The following consolidated financial statements and related Report of Independent Registered Public Accounting Firm are filed as part of this Report.

| | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm (PCAOB ID 23) | F-1 |
| Consolidated Balance Sheets as of June 30, 2024 and 2023 | F-4 |
| Consolidated Statements of Operations for the fiscal years ended June 30, 2024 and 2023 | F-5 |
| Consolidated Statements of Stockholders' Equity for the fiscal years ended June 30, 2024 and 2023 | F-6 |
| Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2024 and 2023 | F-7 |
| Notes to Consolidated Financial Statements | F-8 – F-33 |

### 2. Exhibits

| Exhibit Number | Exhibit Description | Provided Herewith | Form | Exhibit | Filing Date |
|---|---|---|---|---|---|
| | | | **Incorporated by Reference** | | |
| 3.1 | Amended and Restated Certificate of Incorporation of Lantronix, Inc., as amended | | 10-K | 3.1 | 8/29/2013 |
| 3.2 | Amended and Restated Bylaws of Lantronix, Inc. | | 8–K | 3.2 | 11/15/2012 |
| 4.1 | Description of Lantronix Common Stock | | 10-K | 4.1 | 9/11/2019 |
| 10.1* | Lantronix, Inc. Amended and Restated 2010 Stock Incentive Plan, as Amended on November 14, 2017 | | 8-K | 99.1 | 11/15/2017 |
| 10.2* | Form of Stock Option Agreement under the Lantronix, Inc. Amended and Restated 2010 Stock Incentive Plan | | S-8 | 4.3 | 5/9/2013 |
| 10.3* | Form of Restricted Stock Award Agreement under the Lantronix, Inc. Amended and Restated 2010 Stock Incentive Plan | | S-8 | 4.4 | 5/9/2013 |
| 10.4* | Lantronix, Inc. 2020 Performance Incentive Plan, as amended and restated | | 8-K | 10.1 | 11/9/2022 |
| 10.5* | Form of Director Stock Option Agreement under the Lantronix, Inc. 2020 Performance Incentive Plan | | 10-K | 10.7 | 8/27/2021 |
| 10.6* | Form of Director Restricted Stock Unit Award Agreement under the Lantronix, Inc. 2020 Performance Incentive Plan | | 10-K | 10.9 | 8/27/2021 |
| 10.7* | Form of Nonqualified Stock Option Agreement under the Lantronix, Inc. 2020 Performance Incentive Plan | | 10-K | 10.10 | 8/27/2021 |
| 10.8* | Form of Incentive Stock Option Agreement under the Lantronix, Inc. 2020 Performance Incentive Plan | | 10-K | 10.11 | 8/27/2021 |
| 10.9* | Letter Agreement dated September 8, 2011 between Lantronix, Inc. and Jeremy Whitaker | | 8–K | 10.1 | 9/26/2011 |
| 10.10* | Amendment to Offer Letter between Lantronix, Inc. and Jeremy Whitaker, dated as of November 13, 2012 | | 8-K | 99.2 | 11/15/2012 |
| 10.11* | Form of Indemnification Agreement entered into between Lantronix, Inc. with its directors and certain of its executive officers | | 8-K | 10.2 | 6/20/2016 |
| 10.12* | Summary of Lantronix, Inc. Annual Bonus Program | | 8-K | 99.1 | 9/8/2015 |
| 10.13* | Form of Executive Officer Retention Letter Agreement | | 8-K | 10.1 | 7/5/2023 |
| 10.14* | Lantronix, Inc. 2013 Employee Stock Purchase Plan, as amended and restated | | 8-K | 10.2 | 11/9/2022 |
| 10.15* | Offer Letter dated January 4, 2020, between Lantronix, Inc. and Roger Holliday | | 10-K | 10.22 | 9/11/2020 |
| 10.16* | Intrinsyc Technologies Corporation Amended and Restated Incentive Stock Option Plan | | 10-Q | 10.1 | 5/15/2020 |
| 10.17* | Intrinsyc Technologies Corporation Restricted Share Unit Plan | | 10-Q | 10.2 | 5/15/2020 |
| 10.18 | Third Amended and Restated Loan and Security Agreement with Silicon Valley Bank, dated August 2, 2021, by and between Lantronix, Inc., Lantronix Holding Company, Lantronix Canada ULC and Lantronix Technologies Canada (Taiwan) Ltd. and Transition Networks, Inc. | | 8-K | 10.1 | 8/2/2021 |

| 10.19 | Mezzanine Loan and Security Agreement, dated August 2, 2021, by and between Lantronix, Inc. and SVB Innovation Credit Fund VIII, L.P. | | 8-K | 10.2 | 8/2/2021 |
|---|---|---|---|---|---|
| 10.20 | 2020 Non-Employee Director Compensation Policy | | 10-Q | 10.1 | 11/12/2021 |
| 10.21* | Non-Employee Director Compensation Policy, as revised August 8, 2022 to be effective November 8, 2022 | | 10-K | 10.32 | 8/29/2022 |
| 10.22 | Warrant to Purchase Common Stock issued to SVB Innovation Credit Fund VIII, L.P. | | 10-Q | 10.2 | 11/12/2021 |
| 10.23 | Warrant to Purchase Common Stock issued to Innovation Credit Fund VIII-A, L.P. | | 10-K | 10.34 | 8/29/2022 |
| 10.24 | Lease dated November 5, 2021 between Lantronix, Inc. and Discovery Business Center LLC | | 8-K | 10.1 | 11/8/2021 |
| 10.25 | Lease dated January 20, 2022 between Lantronix, Inc. and Jet 55 Property Owner LLC | | 8-K | 10.1 | 1/26/2022 |
| 10.26 | First Amendment to Third and Restated Loan Security Agreement dated February 15, 2022, among Lantronix, Inc., Lantronix Holding Company, Lantronix Canada, ULC and Lantronix Technologies Canada (Taiwan) Ltd. and Transition Networks, Inc. | | 10-Q | 10.3 | 2/11/2022 |
| 10.27 | Second Amendment to Third and Restated Loan Security Agreement dated February 15, 2022, among Lantronix, Inc., Lantronix Holding Company, Lantronix Canada, ULC and Lantronix Technologies Canada (Taiwan) Ltd. and Transition Networks, Inc. | | 8-K | 10.1 | 2/16/2022 |
| 10.28 | Third Amendment to Third Amended and Restated Loan and Security Agreement dated September 7, 2022 among Lantronix, Inc., Lantronix Holding Company, Lantronix Canada ULC and Lantronix Canada (Taiwan) Ltd., Transition Networks, Inc. and Silicon Valley Bank | | 8-K | 10.1 | 9/12/2022 |
| 10.29* | Offer Letter dated December 12, 2022 between Lantronix, Inc. and Eric Bass | | 10-K | 10.42 | 9/12/2023 |
| 10.30 | Letter Agreement dated April 3, 2023, by and between Silicon Valley Bank, a Division of First-Citizens Bank & Trust Company (successor by purchase to the Federal Deposit Insurance Corporation as receiver for Silicon Valley Bank, N.A. (as successor to Silicon Valley Bank), Lantronix, Inc., Lantronix Holding Company, Lantronix Technologies Canada (Taiwan) Ltd., Lantronix Canada ULC, Transition Networks, Inc. and Uplogix, Inc. | | 8-K | 10.1 | 4/6/2023 |
| 10.31* | Employment agreement dated October 31, 2023 between Lantronix, Inc. and Saleel Awsare | | 8-K | 10.1 | 11/6/2023 |
| 10.32* | Change in Control Agreement between Lantronix, Inc. and Jeremy Whitaker dated May 10, 2024 | | 8-K | 10.1 | 5/10/2024 |
| 10.33* | Offer Letter dated February 23, 2024 between Lantronix, Inc. and Kurt Hoff | X | | | |
| 10.34* | Offer Letter dated April 2, 2024 between Lantronix, Inc. and Mathi Gurusamy | X | | | |
| 10.35* | Form of Restricted Stock Unit Award Agreement under the Lantronix, Inc. 2020 Performance Incentive Plan | X | | | |
| 10.36* | Form of Performance Stock Unit Award Agreement (Financial Measure) under the Lantronix, Inc. 2020 Performance Incentive Plan | X | | | |

| | | | | | |
|---|---|---|---|---|---|
| 10.37* | Form of Performance Stock Unit Award Agreement (Relative TSR) under the Lantronix, Inc. 2020 Performance Incentive Plan | X | | | |
| 10.38* | Form of Inducement Restricted Stock Unit Agreement | | S-8 | 4.1 | 6/5/2024 |
| 10.39* | Form of Inducement Performance Stock Unit Agreement (Relative TSR) | | S-8 | 4.2 | 6/5/2024 |
| 10.40* | Form of Inducement Performance Stock Unit Agreement (Financial Measure) | | S-8 | 4.3 | 6/5/2024 |
| 10.41 | Cooperation Agreement, dated August 9, 2024, between Lantronix, Inc. and 180 Degree Capital Corp. | | 8-K | 10.1 | 8/12/2024 |
| 10.42 | Fourth Amendment to Third Amended and Restated Loan and Security Agreement dated September 3, 2024 among Lantronix, Inc., Lantronix Holding Company, Lantronix Canada, ULC and Lantronix Technologies Canada (Taiwan) Ltd., Transition Networks, Inc., Uplogix, Inc. and Silicon Valley Bank | X | | | |
| 21.1+ | Subsidiaries of Lantronix, Inc. | X | | | |
| 23.1+ | Consent of Independent Registered Public Accounting Firm, Baker Tilly US, LLP | X | | | |
| 24.1+ | Power of Attorney (included on the signature page) | X | | | |
| 31.1+ | Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | X | | | |
| 31.2+ | Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | X | | | |
| 32.1++ | Certification of Chief Executive Officer and Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | X | | | |
| 101.INS | Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document | | | | |
| 101.SCH | XBRL Taxonomy Extension Schema Document | | | | |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase Document | | | | |
| 101.DEF | XBRL Taxonomy Extension Definition Linkbase Document | | | | |
| 101.LAB | XBRL Taxonomy Extension Label Linkbase Document | | | | |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase Document | | | | |
| 104 | Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101) | | | | |

_____

| | |
|---|---|
| * | Indicates management contract or compensatory plan, contract or arrangement. |
| + | Filed herewith |
| ++ | Furnished herewith. |

**ITEM 16.    FORM 10-K SUMMARY**

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

**LANTRONIX, INC.**

By: /s/ SALEEL AWSARE
    Saleel Awsare
    President and Chief Executive Officer

Date: September 9, 2024

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Jeremy Whitaker, acting individually, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or their or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

| Signature | Title | Date |
| --- | --- | --- |
| /s/ SALEEL AWSARE<br>Saleel Awsare | President, Chief Executive Officer and Director<br>(Principal Executive Officer) | September 9, 2024 |
| /s/ JEREMY WHITAKER<br>Jeremy Whitaker | Chief Financial Officer<br>(Principal Financial and Accounting Officer) | September 9, 2024 |
| /s/ JASON COHENOUR<br>Jason Cohenour | Director, Chairman of the Board | September 9, 2024 |
| /s/ PHILIP BRACE<br>Philip Brace | Director | September 9, 2024 |
| /s/ PHU HOANG<br>Phu Hoang | Director | September 9, 2024 |
| /s/ HOSHI PRINTER<br>Hoshi Printer | Director | September 9, 2024 |
| /s/ CHRISTA STEELE<br>Christa Steele | Director | September 9, 2024 |

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Lantronix, Inc.:
Irvine, California

## Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Lantronix, Inc. and its subsidiaries (the Company) as of June 30, 2024 and 2023, the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of June 30, 2024, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, because of the effect of the material weakness described below on the achievement of the objective of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2024, based on the COSO criteria.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness associated with ineffective information technology general controls (ITGCs) in the areas of user access controls over the information technology (IT) systems that supports the Company's financial reporting processes. Automated and manual business process controls that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted to the extent that they rely upon information from the affected IT systems.

The material weakness referred to above is described in Management's Annual Report on Internal Control Over Financial Reporting included in Item 9A of this Annual Report on Form 10-K. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

## Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Item 9A of this Annual Report on Form 10-K. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

## Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

INVENTORIES – EXCESS AND OBSOLETE RESERVE

*Critical Audit Matter Description*

As described in Note 1 to the consolidated financial statements, inventories are stated at the lower of cost or net realizable value and the Company's consolidated inventories balance was approximately $27.7 million at June 30, 2024, net of reserves. The Company provides for reserves for excess and obsolete inventories primarily based upon estimates of future demand of products, the age of the inventory, and considering contractual supplier protection provisions and distributor stock rotation privileges.

We identified the auditing of management's lower of cost or net realizable value determination for excess or obsolete inventories as a critical audit matter. The procedures to audit management's lower of cost or net realizable value determination for excess or obsolete inventories was especially challenging and highly judgmental because of (i) Inherent estimation uncertainty relating to assumptions used by management in the inventory reserve model which involved a high degree of subjectivity, (ii) the uncertainties in determining demand for aging inventory and (iii) future market conditions.

*How We Addressed the Matter in Our Audit*

The primary procedures we performed to address this critical audit matter included:

▪ Obtaining an understanding and evaluating the design of the controls over the determination of the lower of cost or net realizable value for excess and obsolete inventories.
▪ Reviewing manufacturer contracts for contractual supplier protection provisions.
▪ Testing the completeness and accuracy of the underlying data used in management's reserve calculation.
▪ Evaluating the reasonableness of management's assumptions relating to future demand of products by performing a retrospective review of the prior year assumptions to actual activity.
▪ Evaluating the appropriateness and consistency of management's methods and assumptions used in developing estimates around forecasted sales and expected stock rotation privileges.


/s/ Baker Tilly US, LLP

We have served as the Company's auditors since 2011.

Irvine, California

September 9, 2024

# LANTRONIX, INC.
## CONSOLIDATED BALANCE SHEETS
### (In thousands, except share and par value data)

| | June 30, 2024 | June 30, 2023 |
|---|---|---|
| **Assets** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 26,237 | $ 13,452 |
| Accounts receivable, net | 31,279 | 27,682 |
| Inventories, net | 27,698 | 49,736 |
| Contract manufacturers' receivable | 1,401 | 3,019 |
| Prepaid expenses and other current assets | 2,335 | 2,662 |
| Total current assets | 88,950 | 96,551 |
| | | |
| Property and equipment, net | 4,016 | 4,629 |
| Goodwill | 27,824 | 27,824 |
| Intangible assets, net | 5,251 | 10,565 |
| Lease right-of-use assets | 9,567 | 11,583 |
| Other assets | 600 | 472 |
| Total assets | $ 136,208 | $ 151,624 |
| | | |
| **Liabilities and stockholders' equity** | | |
| Current Liabilities: | | |
| Accounts payable | $ 10,347 | $ 12,401 |
| Accrued payroll and related expenses | 5,836 | 2,431 |
| Current portion of long-term debt, net | 3,002 | 2,743 |
| Other current liabilities | 10,971 | 28,813 |
| Total current liabilities | 30,156 | 46,388 |
| Long-term debt, net | 13,219 | 16,221 |
| Other non-current liabilities | 11,478 | 11,459 |
| Total liabilities | 54,853 | 74,068 |
| | | |
| Commitments and contingencies (Note 10) | | |
| | | |
| Stockholders' equity: | | |
| Preferred stock, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding | – | – |
| Common stock, $0.0001 par value; 100,000,000 shares authorized; 37,872,883 and 36,875,586 shares issued and outstanding at June 30, 2024 and 2023, respectively | 4 | 4 |
| Additional paid-in capital | 304,001 | 295,686 |
| Accumulated deficit | (223,021) | (218,505) |
| Accumulated other comprehensive income | 371 | 371 |
| Total stockholders' equity | 81,355 | 77,556 |
| Total liabilities and stockholders' equity | $ 136,208 | $ 151,624 |

See accompanying notes to consolidated financial statements.

**LANTRONIX, INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**(In thousands, except per share data)**

| | Years Ended June 30, | |
| | 2024 | 2023 |
|---|---|---|
| Net revenue | $ 160,327 | $ 131,189 |
| Cost of revenue | 95,973 | 74,925 |
| Gross profit | 64,354 | 56,264 |
| Operating expenses: | | |
|   Selling, general and administrative | 40,206 | 36,948 |
|   Research and development | 20,282 | 19,625 |
|   Restructuring, severance and related charges | 1,423 | 693 |
|   Acquisition-related costs | – | 315 |
|   Fair value remeasurement of earnout consideration | (9) | (447) |
|   Amortization of intangible assets | 5,314 | 5,804 |
| Total operating expenses | 67,216 | 62,938 |
| Loss from operations | (2,862) | (6,674) |
| Interest expense, net | (916) | (1,485) |
| Other income (expense), net | 7 | (73) |
| Loss before income taxes | (3,771) | (8,232) |
| Provision for income taxes | 745 | 748 |
| Net loss and comprehensive loss | $ (4,516) | $ (8,980) |
| | | |
| Net loss per share - basic and diluted | $ (0.12) | $ (0.25) |
| | | |
| Weighted-average common shares - basic and diluted | 37,386 | 36,257 |

See accompanying notes to consolidated financial statements.

## LANTRONIX, INC.
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
### (In thousands)

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Income | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance at June 30, 2022 | 35,129 | $ 4 | $ 289,046 | $ (209,525) | $ 371 | $ 79,896 |
| Shares issued pursuant to stock awards, net | 1,746 | – | 1,253 | – | – | 1,253 |
| Tax withholding paid on behalf of employees for restricted shares | – | – | (821) | – | – | (821) |
| Share-based compensation | – | – | 6,208 | – | – | 6,208 |
| Net loss | – | – | – | (8,980) | – | (8,980) |
| Balance at June 30, 2023 | 36,875 | 4 | 295,686 | (218,505) | 371 | 77,556 |
| Shares issued pursuant to stock awards, net | 997 | – | 1,005 | – | – | 1,005 |
| Tax withholding paid on behalf of employees for restricted shares | – | – | (1,027) | – | – | (1,027) |
| Share-based compensation | – | – | 8,337 | – | – | 8,337 |
| Net loss | – | – | – | (4,516) | – | (4,516) |
| Balance at June 30, 2024 | 37,872 | $ 4 | $ 304,001 | $ (223,021) | $ 371 | $ 81,355 |

See accompanying notes to consolidated financial statements.

# LANTRONIX, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (In thousands)

| | Years Ended June 30, | |
| --- | --- | --- |
| | **2024** | **2023** |
| **Operating activities** | | |
| Net loss | $ (4,516) | $ (8,980) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Share-based compensation | 8,337 | 6,208 |
| Amortization of intangible assets | 5,314 | 5,804 |
| Depreciation and amortization | 2,163 | 1,735 |
| Amortization of manufacturing profit in acquired inventory associated with acquisitions | 822 | 225 |
| Loss on disposal of property and equipment | 3 | 15 |
| Amortization of deferred debt issuance costs | 110 | 104 |
| Fair value remeasurement of earnout consideration | (9) | (447) |
| Changes in operating assets and liabilities, net of assets and liabilities acquired: | | |
| Accounts receivable, net | (3,597) | 480 |
| Inventories, net | 21,216 | (8,692) |
| Contract manufacturers' receivable | 1,618 | 435 |
| Prepaid expenses and other current assets | 327 | 3,043 |
| Lease right-of-use assets | 2,016 | 2,088 |
| Other assets | (128) | (18) |
| Accounts payable | (2,128) | (8,575) |
| Accrued payroll and related expenses | 3,405 | (2,560) |
| Other liabilities | (16,330) | 9,372 |
| Net cash provided by operating activities | 18,623 | 237 |
| **Investing activities** | | |
| Purchases of property and equipment | (1,479) | (2,673) |
| Cash payment for acquisitions, net of cash and cash equivalents acquired | – | (4,650) |
| Net cash used in investing activities | (1,479) | (7,323) |
| **Financing activities** | | |
| Net proceeds from issuances of common stock | 1,005 | 1,253 |
| Tax withholding paid on behalf of employees for restricted shares | (1,027) | (821) |
| Earnout consideration paid | (1,262) | – |
| Net proceeds from issuance of debt | – | 4,909 |
| Payment of borrowings on term loan | (2,853) | (1,994) |
| Net proceeds from borrowing on line of credit | – | 2,000 |
| Payment of borrowings on line of credit | – | (2,000) |
| Payment of lease liabilities | (222) | (30) |
| Net cash (used in) provided by financing activities | (4,359) | 3,317 |
| Increase (decrease) in cash and cash equivalents | 12,785 | (3,769) |
| Cash and cash equivalents at beginning of year | 13,452 | 17,221 |
| Cash and cash equivalents at end of year | $ 26,237 | $ 13,452 |
| **Supplemental disclosure of cash flow information** | | |
| Interest paid | $ 1,915 | $ 1,563 |
| Income taxes paid | $ 631 | $ 539 |

See accompanying notes to consolidated financial statements.

## 1.    Company and Significant Accounting Policies

### Company

Lantronix, Inc., which we refer to herein as the Company, Lantronix, we, our, or us, is a global leader in compute and connectivity solutions, targeting high-growth industries such as Smart Cities, Automotive, and Enterprise markets. Our products and services empower companies to capitalize on the expanding internet of things ("IoT") market by delivering customizable solutions that address each layer of the IoT stack. We were incorporated in California in 1989 and re-incorporated in Delaware in 2000.

### Basis of Presentation

The consolidated financial statements include the accounts of Lantronix and our wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The industry in which we operate is characterized by rapid technological change. As a result, estimates made in preparing the consolidated financial statements include revenue recognition, the allowance for doubtful accounts, business combinations, inventory valuation, goodwill valuation, deferred income tax asset valuation allowances, share-based compensation, restructuring charges and warranty reserves. To the extent there are material differences between our estimates and actual results, future results of operations will be affected.

### Revenue Recognition

Refer to *Note 2* below for a discussion of our significant accounting policy over revenue recognition.

### Accounts Receivable and Allowance for Credit Losses

Accounts receivable are stated at the amount we expect to collect, which is net of an allowance for credit losses for estimated losses resulting from the inability of our customers to make required payments. Our evaluation of the collectability of customer accounts receivable is based on various factors. In cases where we are aware of circumstances that may impair a specific customer's ability to meet its financial obligations subsequent to the original sale, we record an allowance against amounts due based on those particular circumstances. For all other customers, we estimate an allowance for credit losses based on various considerations, including the length of time the receivables are past due and our historical bad debt collection experience. We also consider our understanding of current economic and industry conditions, as well as reasonable and supportable forecasts of future economic conditions that may affect the collectability of customer receivables. Accounts that are deemed uncollectible are written off against the allowance for credit losses.

### Concentration of Credit Risk

Our accounts receivable are primarily derived from revenue earned from customers located throughout North America, Europe and Asia. We perform periodic credit evaluations of our customers' financial condition and maintain allowances for potential credit losses. Credit losses have historically been within our expectations. We generally do not require collateral or other security from our customers.

### Fair Value of Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, contract manufacturers' receivable, accounts payable, and accrued liabilities. The fair value of a financial instrument is the amount that would be received in an asset sale or paid to transfer a liability in an orderly transaction between unaffiliated market participants. Assets and liabilities measured at fair value are categorized based on whether or not the inputs are observable in the market and the degree to which the inputs are observable. The categorization of financial instruments within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is prioritized into three levels (with Level 3 being the lowest) defined as follows:

*Level 1:*     Inputs are based on quoted market prices for identical assets and liabilities in active markets at the measurement date.

*Level 2:*     Inputs include quoted prices for similar assets or liabilities in active markets and/or quoted prices for identical or similar assets or liabilities in markets that are not active near the measurement date.

*Level 3:*     Inputs include management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The hierarchy noted above requires us to minimize the use of unobservable inputs and to use observable market data, if available, when determining fair value. Other than earnout consideration liabilities (see *Note 3*), during the fiscal years ended June 30, 2024 and 2023 we did not have any assets or liabilities that were measured at fair value on a recurring basis. As of June 30, 2024 we do not have any assets or liabilities that were measured at fair value on a non-recurring basis.

We believe all of our financial instruments' recorded values approximate their current fair values because of the nature and short duration of these instruments.

### Foreign Currency Remeasurement

The functional currency for all our foreign subsidiaries is currently the U.S. dollar. Non-monetary and monetary foreign currency assets and liabilities are valued in U.S. dollars at historical and end-of-period exchange rates, respectively. Exchange gains and losses from foreign currency transactions and remeasurements are recognized in the consolidated statements of operations. Translation adjustments for foreign subsidiaries whose functional currencies were previously their respective local currencies are suspended in accumulated other comprehensive income.

### Accumulated Other Comprehensive Income

Accumulated other comprehensive income is composed of accumulated translation adjustments as of June 30, 2024 and 2023. We did not have any other comprehensive income or losses during the fiscal years ended June 30, 2024 or 2023.

### Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments, with original maturities of 90 days or less.

### Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined on a weighted-average cost basis that approximates the first-in, first-out method. We provide reserves for excess and obsolete inventories determined primarily based upon estimates of future demand for our products.

### Inventory Sale and Purchase Transactions with Contract Manufacturers

Under certain circumstances, we sell raw materials to our contract manufacturers and subsequently repurchase finished goods from the contract manufacturers which contain such raw materials. Net sales of raw materials to the contract manufacturers are recorded on the consolidated balance sheets as contract manufacturers' receivables and are eliminated from net revenue as we intend to repurchase the raw materials from the contract manufacturers in the form of finished goods.

We have contractual arrangements with certain of our contract manufacturers that require us to purchase unused inventory that the contract manufacturer has purchased to fulfill our forecasted manufacturing demand. To the extent that inventory on-hand at one or more of these contract manufacturers exceeds our contractually reported forecasts, we record the amount we may be required to purchase as part of other current liabilities and inventories on the consolidated balance sheets.

### Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives, generally ranging from three to five years. Depreciation and amortization of leasehold improvements are computed using the shorter of the remaining lease term or five years. Major renewals and betterments are capitalized, while replacements, maintenance and repairs, which do not improve or extend the estimated useful lives of the respective assets, are expensed as incurred.

### Business Combinations

We allocate the fair value of the purchase consideration of a business acquisition to the tangible assets, liabilities, and intangible assets acquired, including in-process research and development ("IPR&D"), based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassified as an amortizable intangible asset and amortized over the asset's estimated useful life. Acquisition-related expenses and related restructuring costs are recognized separately from the business combination and are expensed as incurred.

## Goodwill

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the acquired net tangible and intangible assets acquired. We evaluate goodwill for impairment on an annual basis as of the last day of our fiscal fourth quarter or more frequently if we believe indicators of impairment exist that would more likely than not reduce the fair value of our single reporting unit below its carrying amount. We begin by assessing qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its carrying value. Based on that qualitative assessment, if we conclude that it is more likely than not that the fair value of our single reporting unit is less than its carrying value, we conduct a quantitative goodwill impairment test, which involves comparing the estimated fair value of our single reporting unit with its carrying value, including goodwill. We estimate the fair value of our single reporting unit using a combination of the income and market approach. If the carrying value of the reporting unit exceeds its estimated fair value, we recognize an impairment loss for the difference.

During the fourth quarter of the fiscal year ended June 30, 2024, we performed a qualitative assessment of whether goodwill impairment existed and did not determine that it was more likely than not that the fair value of our single reporting unit was less than its carrying amount.

## Intangible Assets

Included within "intangible assets, net" at June 30, 2024 are customer lists, developed technology, tradenames, and other intangible assets acquired in connection with various business combinations. Such capitalized costs and intangible assets are being amortized over a period of one to five years.

## Impairment of Long-Lived Assets

We assess the impairment of long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amount of long-lived assets within an asset group may not be recoverable. We estimate the future cash flows, undiscounted and without interest charges, expected to be generated by the assets from its use over its remaining useful life and eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of those assets, we estimate the fair value of the asset group and recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

## Income Taxes

Income taxes are computed under the liability method. This method requires the recognition of deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and are reflected in the consolidated financial statements in the period of enactment. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

Financial statement effects of a tax position are initially recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that meets the more-likely-than-not threshold of being realized upon ultimate settlement with a taxing authority. We recognize potential accrued interest and penalties related to unrecognized tax benefits as income tax expense.

## Share-Based Compensation

We account for share-based compensation by expensing the estimated grant date fair value of our shared-based awards ratably over the requisite service period.

We recognize the impact of forfeitures on our share-based compensation expense as such forfeitures occur. Previously recognized expense is reversed for the portion of awards forfeited prior to vesting.

## Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the fiscal year. Diluted net income (loss) per share is calculated by adjusting the weighted-average number of common shares outstanding, assuming any dilutive effects of outstanding share-based awards using the treasury stock method.

**Research and Development Costs**

Costs incurred in the research and development of new products and enhancements to existing products are expensed as incurred. Development costs of computer software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. In most instances, we believe our current process for developing products is essentially completed concurrently with the establishment of technological feasibility and thus, software development costs have been expensed as incurred.

**Warranty**

The standard warranty periods we provide for our products typically range from one to five years. We establish reserves for estimated product warranty costs at the time revenue is recognized based upon our historical warranty experience, and for any known or anticipated product warranty issues. If actual return rates and/or replacement costs differ significantly from our estimates, adjustments to recognize additional warranty expense in cost of revenue may be required in future periods.

**Restructuring Charges**

We recognize costs and related liabilities for restructuring activities when they are incurred. Our restructuring charges are primarily comprised of employee separation costs, asset impairments and contract exit costs. Employee separation costs include one-time termination benefits that are recognized as a liability at estimated fair value, at the time of communication to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. Ongoing termination benefits are recognized as a liability at estimated fair value when the amount of such benefits are probable and reasonably estimable. Contract exit costs include contract termination fees and right-of-use asset impairments recognized on the date that we have vacated the premises or ceased use of the leased facilities. A liability for contract termination fees is recognized in the period in which we terminate the contract.

**Leases**

We determine if an arrangement is a lease, or contains a lease, at the inception of the arrangement and evaluate whether the lease is an operating lease or a finance lease at the commencement date. We recognize right-of-use ("ROU") assets and lease liabilities for operating and finance leases with terms greater than 12 months. ROU assets represent our right to use an asset for the lease term, while lease liabilities represent our obligation to make lease payments. To the extent a lease includes a renewal option, we include such options in the calculation of the ROU asset and lease liability if it is reasonably assured that we will exercise the option. Operating and finance lease ROU assets and liabilities are recognized based on the present value of lease payments over the lease term at the lease commencement date. To determine the present value of lease payments, we use the implicit interest rate, if it is readily determinable or estimable. To the extent that we are unable to utilize an interest rate implicit in the lease, we generally use our collateralized incremental borrowing rate based on the information available at the lease commencement date, including lease term, in determining the present value of lease payments. Operating and finance lease ROU assets are recognized net of any lease prepayments and incentives. Operating lease expense is recognized on a straight-line basis over the lease term. Finance lease expense is recognized based on the effective-interest method over the lease term.

For leases that we acquire in acquisition transactions, we generally elect not to recognize assets or liabilities at the acquisition date for leases that, at the acquisition date, have a remaining lease term of 12 months or less.

Refer to *Note 9* below for additional information regarding our leases.

**Advertising Expenses**

Advertising expenses are recorded in the period incurred and totaled $237,000 and $262,000 for the fiscal years ended June 30, 2024 and 2023, respectively. The costs are included in selling, general and administrative expenses in the consolidated statements of operations.

**Segment Information**

We have one operating and reportable business segment: the development, marketing, and sale of industrial and enterprise IoT products and services. Our chief executive officer was identified as our chief operating decision-maker (CODM), and reviews financial information presented on a consolidated basis for the purpose of allocating resources and evaluating financial performance.

**Recent Accounting Pronouncements**

*Income Tax Disclosures*

In December 2023, the Financial Accounting Standards Board ("FASB") issued a final standard on improvements to income tax disclosures. The new standard requires disaggregated information about a company's effective tax rate reconciliation and information on income taxes paid. The standard will be effective for Lantronix beginning with our annual financial statements for the fiscal year ending June 30, 2026. We have not yet determined the impact of adopting this guidance on our financial statements.

*Segment Disclosures*

In November 2023, the FASB issued a new Accounting Standards Update ("ASU") requiring incremental disclosures related to a public company's reportable segments. The new guidance was issued primarily to provide financial statement users with more disaggregated expense information about a company's reportable segments. The guidance does not change the definition of a segment, the method for determining segments, or the criteria for aggregating operating segments into reportable segments. The guidance is effective for Lantronix on a retrospective basis beginning with our annual financial statements for the fiscal year ending June 30, 2025. We are evaluating this guidance and currently do not anticipate its adoption to materially impact our financial statements.

*Current Expected Credit Losses*

In June 2016, the FASB issued an ASU requiring financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The ASU eliminates the threshold for initial recognition in current U.S. GAAP and reflects an entity's current estimate of all expected credit losses. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the financial assets. The ASU became effective for Lantronix at the beginning of our first quarter of fiscal year 2024. The adoption of this guidance did not have a material effect on our consolidated financial statements.

## 2.    Revenue

Revenue is recognized upon the transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We apply the following five-step approach in determining the amount and timing of revenue to be recognized: (i) identifying the contract with a customer, (ii) identifying the performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the performance obligations in the contract and (v) recognizing revenue when the performance obligation is satisfied. On occasion we enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

Revenue is recognized net of (i) any taxes collected from customers, which are subsequently remitted to governmental authorities and (ii) shipping and handling costs collected from customers.

*Products*

Most of our product revenue is recognized as a distinct single performance obligation when products are tendered to a carrier for delivery, which represents the point in time that our customer obtains control of the promised products. A smaller portion of our product revenue is recognized when our customer receives delivery of the promised products.

A significant portion of our products are sold to distributors under agreements which contain (i) limited rights to return unsold products and (ii) price adjustment provisions, both of which are accounted for as variable consideration when estimating the amount of revenue to recognize. We base our estimates for returns and price adjustments primarily on historical experience; however, we also consider contractual allowances, approved pricing adjustments and other known or anticipated returns and price adjustments in a given period. Such estimates are generally made at the time of shipment to the customer and updated at the end of each reporting period as additional information becomes available and only to the extent that it is probable that a significant reversal of any incremental revenue will not occur. Our estimates of accrued variable consideration are included in other current liabilities in the accompanying consolidated balance sheets.

*Services*

Revenues from our extended warranty, technical support, and maintenance services are generally recognized ratably over the applicable service period. Revenues from sales of our software-as-a-service ("SaaS") solutions are recognized ratably over the applicable service period as well.

We prepay sales commissions related to certain of these contracts, which are incremental costs of obtaining the contract. We capitalize these costs and expense them ratably on a straight-line basis over the life of the contract. At June 30, 2024, prepaid sales commissions included in prepaid expenses and other current assets totaled $194,000 and included in other assets totaled $190,000.

*Engineering Services*

We derive a portion of our revenues from engineering and related consulting service contracts with customers. Revenues from professional engineering services are generally recognized as services are performed. These contracts generally include performance obligations in which control is transferred over time because the customer either simultaneously receives and consumes the benefits provided or our performance on the contract creates or enhances an asset that the customer controls. These contracts typically provide services on the following basis:

- Time & Materials ("T&M") – services consist of revenues from software modification, consulting implementation, training and integration services. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary depending on the actual time and materials incurred based on the customer's needs.

- Fixed Price – arrangements to render specific consulting and software modification services which tend to be more complex.

Performance obligations for T&M contracts qualify for the "Right to Invoice" practical expedient within the revenue guidance. Under this practical expedient, we may recognize revenue, over time, in the amount to which we have a right to invoice. In addition, we are not required to estimate variable consideration upon inception of the contract and reassess the estimate each reporting period. We have determined that this method best represents the transfer of services as, upon billing, we have a right to consideration from a customer in an amount that directly corresponds with the value to the customer of our performance completed to date.

We recognize revenue on fixed price contracts, over time, using an input method based on the proportion of our actual costs incurred (generally labor hours expended) to the total costs expected to complete the contract performance obligation. We have determined that this method best represents the transfer of services as the proportion closely depicts the efforts or inputs completed towards the satisfaction of a fixed price contract performance obligation.

**Multiple Performance Obligations**

From time to time, we may enter into contracts with customers that include promises to transfer multiple deliverables that may include sales of products, professional engineering services and other product qualification or certification services. Determining whether the deliverables in such arrangements are considered distinct performance obligations that should be accounted for separately versus together often requires judgment. We consider performance obligations to be distinct when the customer can benefit from the promised good or service on its own or by combining it with other resources readily available and when the promised good or service is separately identifiable from other promised goods or services in the contract. In such arrangements, we allocate revenue on a relative standalone selling price basis by maximizing the use of observable inputs to determine the standalone selling price for each performance obligation.

**Net Revenue by Product Line and Geographic Region**

We organize our products and solutions into three product lines: Embedded IoT Solutions, IoT System Solutions, and Software & Services. Our Embedded IoT products are normally embedded into new designs. These products include application processing that delivers compute to meet customer needs for data transformation, computer vision, machine learning, augmented / virtual reality, audio / video aggregation and distribution, and custom applications at the edge. Our IoT System products include wired and wireless connections that enhance the value and utility of modern electronic systems and equipment by providing secure network connectivity, power for IoT end devices through Power over Ethernet, application hosting, protocol conversion, media conversion, secure access for distributed IoT deployments and many other functions. Our Software & Services products can be classified as either (i) our SaaS platform, which enables customers to easily deploy, monitor, manage, and automate across their global deployments, all from a single platform login, virtually connected as though directly on each device, (ii) engineering services, which is a flexible business model that allows customers to select from turnkey product development or team augmentation for accelerating complex areas of product development or (iii) extended warranty, support and maintenance.

We conduct our business globally and manage our sales teams by three geographic regions: the Americas; Europe, Middle East, and Africa ("EMEA"); and Asia Pacific Japan ("APJ").

The following tables present our net revenue by product line and by geographic region. Net revenues by geographic region are generally based on the "bill-to" location of our customers:

**Years Ended June 30,**

|  | 2024 | 2023 |
| --- | --- | --- |
|  | (In thousands) | |
| Embedded IoT Solutions | $ 46,953 | $ 63,636 |
| IoT System Solutions | 104,450 | 57,496 |
| Software & Services | 8,924 | 10,057 |
|  | $ 160,327 | $ 131,189 |

|  | Years Ended June 30, | |
| --- | --- | --- |
|  | 2024 | 2023 |
|  | (In thousands) | |
| Americas | $ 78,203 | $ 78,557 |
| EMEA | 64,025 | 23,286 |
| APJ | 18,099 | 29,346 |
|  | $ 160,327 | $ 131,189 |

The following table presents product revenues and service revenues as a percentage of our total net revenue:

|  | Year Ended June 30, | |
| --- | --- | --- |
|  | 2024 | 2023 |
| Product revenues | 94% | 93% |
| Service revenues | 6% | 7% |

Service revenue is comprised primarily of professional services, software license subscriptions, and extended warranties.

### Contract Balances

In certain instances, the timing of revenue recognition may differ from the timing of invoicing to our customers. We record a contract asset receivable when revenue is recognized prior to invoicing, and a contract or deferred revenue liability when revenue is recognized subsequent to invoicing. With respect to product shipments, we expect to fulfill contract obligations within one year and so we have elected not to separately disclose the amount nor the timing of recognition of these remaining performance obligations. For contract balances related to contracts that include services and multiple performance obligations, refer to the deferred revenue discussion below.

### Deferred Revenue

Deferred revenue is primarily comprised of unearned revenue related to our extended warranty, support and maintenance services and certain software services. These services are generally invoiced at the beginning of the contract period and revenue is recognized ratably over the service period. Current and non-current deferred revenue balances represent revenue allocated to the remaining unsatisfied performance obligations at the end of a reporting period and are respectively included in other current liabilities and other non-current liabilities in the accompanying consolidated balance sheets.

The following table presents the changes in our deferred revenue balance for the year ended June 30, 2024 (in thousands):

| | |
| --- | --- |
| Balance, July 1, 2023 | $ 3,381 |
| New performance obligations | 6,973 |
| Recognition of revenue as a result of satisfying performance obligations | (4,601) |
| Balance, June 30, 2024 | $ 5,753 |
| Less: non-current portion of deferred revenue | (2,736) |
| Current portion, June 30, 2024 | $ 3,017 |

We currently expect to recognize substantially all of the non-current portion of deferred revenue over the next 2 to 5 years.

### 3. Acquisition

On September 12, 2022 (the "Closing Date"), we entered into a merger agreement (the "Merger Agreement") with Uplogix, Inc. ("Uplogix") pursuant to which Uplogix became a wholly-owned subsidiary of Lantronix (the "Merger"). Pursuant to the Merger Agreement, all of the issued and outstanding shares of Uplogix were cancelled and converted into the right to receive an applicable portion of the Consideration Pool Amount (as defined in the Merger Agreement). In addition, the holders of promissory notes issued by Uplogix entered into note termination agreements with Uplogix, which provided, among other things, that the issued and outstanding promissory notes were cancelled and terminated upon the closing of the Merger. Holders of Company Junior-Only Notes (as defined in the Merger Agreement) received, in connection with their cancellation and termination of such notes, the full payment of principal and interest. Holders of Company Senior Notes (as defined in the Merger Agreement), including those holders of Company Senior Notes and Company Junior Notes (as defined in the Merger Agreement) (the "Company Senior Noteholders"), received the applicable portions of the Estimated Merger Consideration (as defined in the Merger Agreement).

The aggregate consideration payable by Lantronix under the Merger Agreement was equal to $8,000,000 (inclusive of payments to satisfy the Company Junior-Only Notes), subject to certain adjustments, including, without limitation, for cash, debt, transaction expenses (including the Bonus Amount (as defined below)) and net working capital. Prior to the Closing Date, Uplogix entered into an amended and restated bonus plan, which provided that certain of its employees would be entitled to receive, in the aggregate, 15% of the consideration otherwise payable to the holders of Company Senior Notes (the "Bonus Amount") under the Merger Agreement, with the terms of such bonus payments (including the amounts per employee and the timing of such payments) as specified in such bonus plan.

In addition, the Company Senior Noteholders and former Uplogix employees with the right to receive up to an additional $4,000,000 in the aggregate (the "Earnout Amount"), payable after the closing of the Merger based on revenue targets for the business of Uplogix as specified in the Merger Agreement. The Earnout Amount was based on Uplogix achieving revenue of $7,000,000 to $14,000,000 for the period beginning at the Closing Date and ending on September 30, 2023.

The acquisition of Uplogix brought immediate scale to our out-of-band remote management solutions, adding a complementary high-end product offering that includes high-margin maintenance and licensing revenues.

A summary of the purchase consideration for the Uplogix acquisition is as follows (in thousands):

| | | |
|---|---|---|
| Cash paid, including initial working capital adjustments | $ | 8,754 |
| Preliminary estimated fair value of earnout consideration | | 1,718 |
| Total purchase consideration | $ | 10,472 |

We recorded Uplogix's tangible and intangible assets and liabilities based on their estimated fair values as of the Closing Date and allocated the remaining purchase consideration to goodwill. Our valuation assumptions of acquired assets and assumed liabilities require significant estimates, especially with respect to intangible assets. The measurement period for assessing the valuation of acquired assets and assumed liabilities was complete as of June 30, 2023.

The final purchase price allocation is as follows (in thousands):

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 4,104 |
| Accounts receivable, net | | 1,900 |
| Inventories, net | | 3,590 |
| Prepaid expense and other current assets | | 288 |
| Lease right-of-use asset | | 778 |
| Other non-current assets | | 129 |
| Amortizable intangible assets | | 1,810 |
| Goodwill | | 7,056 |
| Accounts payable | | (278) |
| Accrued payroll | | (262) |
| Deferred revenue | | (4,096) |
| Other current liabilities | | (3,067) |
| Notes payable | | (900) |
| Other noncurrent liabilities | | (580) |
| Total consideration | $ | 10,472 |

As discussed above, the purchase consideration and resulting purchase price allocation for this acquisition included various adjustments for transaction expenses, the Bonus Amount, payment of Company Junior-Only Notes and certain other accrued expenses paid shortly after the Closing Date. Pursuant to the Merger Agreement, substantially all of the $4,104,000 cash acquired was to be utilized for these items. The purchase price allocation above reflects both this cash acquired and the applicable accrued liabilities and notes payable that were substantially all disbursed on or shortly after the Closing Date.

The factors that contributed to a purchase price resulting in the recognition of goodwill include our belief that this acquisition will create a more diverse IoT company with respect to product offerings and our belief that we are committed to improving cost structures in accordance with our operational and restructuring plans which should result in a realization of cost savings and an improvement of overall efficiencies.

Depending on the structure of a particular acquisition, goodwill and identifiable intangible assets may not be deductible for tax purposes. We have determined that goodwill and identifiable intangible assets related to this acquisition are deductible.

Acquisition-related costs were expensed in the periods in which the costs were incurred.

The valuation of identifiable intangible assets and their estimated useful lives are as follows:

| | Asset Fair Value | Weighted Average Useful Life |
|---|---|---|
| | (In thousands) | (In years) |
| Customer relationships | $ 1,030 | 5.0 |
| Developed technology | 600 | 5.0 |
| Trademarks and trade names | 180 | 1.0 |

The intangible assets are amortized on a straight-line basis over the estimated weighted-average useful lives.

*Valuation Methodology*

The customer relationships were valued using the multi-period excess earnings method, which estimates revenues and cash flows derived from this asset and also considers portions of the cash flows that can be attributed to the use of other supporting assets. The useful lives of customer relationships are estimated based primarily upon customer turnover data. Order backlog was estimated to be substantially fulfilled within a year of the Closing Date.

Developed technology and trades names were valued using the relief-from-royalty method. This method is an income approach that estimates the portion of a company's earnings attributable to an asset based on the royalty rate the company would have paid for the use of the asset if it did not own it. Royalty payments are estimated by applying a royalty rate to the prospective revenue attributable to the intangible asset. The resulting annual royalty payments are tax-affected and then discounted to present value.

Assumptions used in forecasting cash flows for each of the identified intangible assets included consideration of the following:

- Historical performance including sales and profitability

- Business prospects and industry expectations

- Estimated economic life of the asset

- Development of new technologies

- Acquisition of new customers

- Attrition of existing customers

- Obsolescence of technology over time

The fair value of earnout consideration was estimated based on applying a Monte Carlo simulation method to forecast achievement of the revenue targets. This method involves many possible value outcomes which are evaluated to establish an estimated value. Key inputs in the valuation include forecasted revenue, revenue volatility and discount rate.

*Remeasurement of Earnout Consideration*

During the fiscal year ended June 30, 2024, we finalized the fair value of the earnout consideration based on financial results through September 30, 2023. The earnout liability was paid out in full in December 2023.

The table below presents the change in the earnout consideration liability during the current fiscal year (in thousands):

| | |
|---|---|
| Balance at June 30, 2023 | $ 1,271 |
| Final remeasurement estimate | (9) |
| Payments | (1,262) |
| Balance at June 30, 2024 | $ – |

*Supplemental Pro Forma Information (Unaudited)*

The following supplemental pro forma data summarizes our results of operations for the periods presented, as if we completed the acquisition of Uplogix as of the first day of our fiscal year ended June 30, 2022. The supplemental pro forma data reports actual operating results adjusted to include the pro forma effect and timing of the impact of amortization expense of identified intangible assets, restructuring costs, the purchase accounting effect on inventories acquired, and transaction costs. In accordance with the pro forma acquisition date, we recorded in the year ended June 30, 2022 supplemental pro forma data (i) cost of goods sold from manufacturing profit in acquired inventory of $225,000, (ii) acquisition related restructuring costs of $315,000 and (iii) acquisition-related costs of $315,000, with a corresponding reduction in the year ended June 30, 2023 supplemental pro forma data. Additionally, we recorded $506,000 of amortization expense in the year ended June 30, 2022 supplemental pro forma data, and a reduction of amortization expense of $79,000 in the year ended June 30, 2023 supplemental pro forma data to represent amortization for the full fiscal year period.

Net revenue related to products and services from the acquisition of Uplogix contributed just under 4% of our total net revenue for the year ended June 30, 2023. As of the Closing Date, we began to immediately integrate the acquisition into existing operations, engineering groups, sales distribution networks and management structure, making it generally impracticable to determine the post-acquisition earnings on a standalone basis.

Supplemental pro forma data is as follows:

| | Years ended June 30, | |
| --- | --- | --- |
| | 2023 | 2022 |
| | (In thousands, except per share amounts) | |
| Pro forma net revenue | $ 133,224 | $ 138,835 |
| Pro forma net loss | $ (7,545) | $ (5,813) |
| | | |
| Pro forma net loss per share: | | |
| Basic and Diluted | $ (0.21) | $ (0.18) |

## 4. Supplemental Financial Information

**Accounts Receivable**

The following table presents details of our accounts receivable:

| | June 30, | |
| --- | --- | --- |
| | 2024 | 2023 |
| | (In thousands) | |
| Accounts receivable | $ 31,526 | $ 28,204 |
| Allowance for credit losses | (247) | (522) |
| Accounts receivable, net | $ 31,279 | $ 27,682 |

**Inventories**

The following table presents details of our inventories:

| | June 30, | |
| --- | --- | --- |
| | 2024 | 2023 |
| | (In thousands) | |
| Finished goods | $ 14,167 | $ 25,670 |
| Raw materials | 13,531 | 24,066 |
| Inventories, net | $ 27,698 | $ 49,736 |

## Property and Equipment

The following table presents details of our property and equipment:

| | June 30, | | |
| --- | --- | --- | --- |
| | **2024** | | **2023** |
| | **(In thousands)** | | |
| Computer, software and office equipment | $ | 4,531 | $ | 7,167 |
| Furniture and fixtures | | 2,748 | | 3,119 |
| Production, development and warehouse equipment | | 4,033 | | 5,443 |
| Construction-in-progress | | 16 | | 52 |
| Property and equipment, gross | | 11,328 | | 15,781 |
| Less accumulated depreciation | | (7,312) | | (11,152) |
| Property and equipment, net | $ | 4,016 | $ | 4,629 |

## Goodwill

The following table presents details of our goodwill balance:

| | Year Ended June 30, 2024 |
| --- | --- |
| | **(In thousands)** |
| Balance at June 30, 2023 | $ 27,824 |
| Current year activity | – |
| Balance at June 30, 2024 | $ 27,824 |

## Intangible Assets

The following table presents details of our intangible assets:

| | June 30, 2024 | | | June 30, 2023 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **Gross Carrying Amount** | **Accumulated Amortization** | **Net Book Value** | **Gross Carrying Amount** | **Accumulated Amortization** | **Net Book Value** |
| | **(In thousands)** | | | | | |
| Developed technology | $ 6,331 | $ (5,293) | $ 1,038 | $ 6,331 | $ (3,881) | $ 2,450 |
| Customer relationships | 17,528 | (13,315) | 4,213 | 17,528 | (9,487) | 8,041 |
| Trademark and trade name | 1,425 | (1,425) | – | 1,425 | (1,351) | 74 |
| | $ 25,284 | $ (20,033) | $ 5,251 | $ 25,284 | $ (14,719) | $ 10,565 |

We do not currently have any intangible assets with indefinite useful lives.

As of June 30, 2024, future estimated amortization expense is as follows:

**Years Ending June 30,**
**(In thousands)**

| | |
| --- | --- |
| 2025 | 3,684 |
| 2026 | 1,177 |
| 2027 | 326 |
| 2028 | 64 |
| | $ 5,251 |

## Warranty Reserve

The following table presents details of our warranty reserve:

| | Years Ended June 30, | | |
| --- | --- | --- | --- |
| | **2024** | | **2023** |
| | **(In thousands)** | | |
| Beginning balance | $ | 788 | $ | 594 |

| | | | |
|---|---|---|---|
| Charged to cost of revenues | | 376 | 352 |
| Usage | | (324) | (158) |
| Ending balance | $ | 840 | $ | 788 |

## Other Liabilities

The following table presents details of our other liabilities:

| | | June 30, | | |
|---|---|---|---|---|
| | | 2024 | | 2023 |
| | | (In thousands) | | |
| **Current** | | | | |
| Accrued variable consideration | $ | 1,796 | $ | 2,167 |
| Customer deposits and refunds | | 436 | | 16,344 |
| Accrued raw materials purchases | | 126 | | 267 |
| Deferred revenue | | 3,017 | | 2,493 |
| Lease liability | | 1,767 | | 1,859 |
| Taxes payable | | 772 | | 647 |
| Warranty reserve | | 840 | | 788 |
| Accrued operating expenses | | 2,217 | | 4,248 |
| Total other current liabilities | $ | 10,971 | $ | 28,813 |
| | | | | |
| **Non-current** | | | | |
| Lease liability | $ | 8,563 | $ | 10,425 |
| Deferred tax liability | | 179 | | 146 |
| Deferred revenue | | 2,736 | | 888 |
| Total other non-current liabilities | $ | 11,478 | $ | 11,459 |

## Computation of Net Loss per Share

The following table presents the computation of net loss per share:

| | | Years Ended June 30, | | |
|---|---|---|---|---|
| | | 2024 | | 2023 |
| | | (In thousands, except per share data) | | |
| Numerator: | | | | |
| Net loss | $ | (4,516) | $ | (8,980) |
| | | | | |
| Denominator: | | | | |
| Weighted-average shares outstanding - basic and diluted | | 37,386 | | 36,257 |
| | | | | |
| Net loss per share - basic and diluted | $ | (0.12) | $ | (0.25) |

The following table presents the common stock equivalents excluded from the diluted net loss per share calculation because they were anti-dilutive for the periods presented. These excluded common stock equivalents could be dilutive in the future.

| | Years Ended June 30, | |
|---|---|---|
| | 2024 | 2023 |
| | (In thousands) | |
| Common stock equivalents | 847 | 637 |

## Severance and Related Charges

The following table presents details of the liability we recorded related to restructuring, severance and related activities during the current fiscal year:

| | Year Ended June 30, 2024 |
|---|---|
| | (In thousands) |

| | | | |
|---|---|---|---|
| Beginning balance | | $ | 97 |
| Charges | | | 1,423 |
| Payments | | | (1,267) |
| Ending balance | | $ | 253 |

The ending balance is recorded in accrued payroll and related expenses on the accompanying consolidated balance sheet at June 30, 2024.

**Supplemental Cash Flow Information**

The following table presents non-cash investing and financing transactions excluded from the consolidated statements of cash flows:

| | Years Ended June 30, | |
|---|---|---|
| | **2024** | **2023** |
| | **(In thousands)** | |
| Acquisition of property through operating leases | $ – | $ 4,320 |
| Acquisition of property through financing leases | $ – | $ 536 |
| Accrued property and equipment paid for in the subsequent period | $ 74 | $ 54 |

**5. Bank Loan Agreements**

On September 7, 2022 we entered into a Third Amendment to the Third Amended and Restated Loan and Security Agreement (the "Amendment") with Silicon Valley Bank ("SVB"), pertaining to our existing term loan and revolving credit facility (together, the "Senior Credit Facilities"), which amends that certain Third Amended and Restated Loan and Security Agreement, dated as of August 2, 2021, as amended by the First Amendment to Third Amended and Restated Loan and Security Agreement, dated as of October 21, 2021, as amended by the Second Amendment to Third Amended and Restated Loan and Security Agreement, dated as of February 15, 2022 by and among Lantronix and SVB (collectively with the Amendment, the "Loan Agreement").

The Amendment, among other things, provided for an additional term loan in the original principal amount of $5,000,000 that matures on August 2, 2025. The Senior Credit Facilities bears interest at Term Secured Overnight Financing Rate ("SOFR") or the Prime Rate, at the option of Lantronix, plus a margin that ranges from 3.10% to 4.10% in the case of Term SOFR and 1.50% to 2.50% in the case of the Prime Rate, depending on our total leverage with a Term SOFR floor of 1.50% and a Prime Rate floor of 3.25%. The Amendment reduced the minimum liquidity requirement from $5,000,000 to $4,000,000. As a condition to entering into the Amendment, we were obligated to pay a nonrefundable facility increase fee in the amount of $25,000. Pursuant to the Amendment, the Senior Credit Facilities were scheduled to mature on August 2, 2025. On September 3, 2024, we entered into a Fourth Amendment to our Loan Agreement, pursuant to which the maturity of our Senior Credit Facilities was extended to August 2, 2026. See Part II, Item 9B of this Report. The Senior Credit Facilities are secured by substantially all of our assets.

On April 3, 2023, we entered into a Letter Agreement (the "Letter Agreement") with SVB, which, among other matters, amended the Loan Agreement to reduce the former requirement to hold 85% of our company-wide cash balances at SVB to 50%, and provided a waiver of any event of default under the Loan Agreement for any failure to comply with this covenant prior to the date of the Letter Agreement.

The following table summarizes our outstanding debt:

| | June 30, | |
|---|---|---|
| | **2024** | **2023** |
| | **(In thousands)** | |
| Outstanding borrowings on Senior Credit Facilities | $ 16,341 | 19,194 |
| Less: Unamortized debt issuance costs | (120) | (230) |
| Net Carrying amount of debt | 16,221 | 18,964 |
| Less: Current portion | (3,002) | (2,743) |
| Non-current portion | $ 13,219 | $ 16,221 |

During the year ended June 30, 2024, we recognized $1,697,000 of interest expense in the accompanying consolidated statement of operations related to interest and amortization of debt issuance associated with the borrowings under the Senior Credit Facilities.

*Financial Covenants*

The Senior Credit Facilities require Lantronix to comply with a minimum liquidity test, a maximum leverage ratio and a minimum fixed charge coverage ratio. We were in compliance with all financial covenants as of June 30, 2024.

*Liquidity*

The Senior Credit Facilities require that we maintain a minimum liquidity of $4,000,000 at SVB, as measured at the end of each month.

*Maximum leverage ratio*

The Senior Credit Facilities require that we maintain a maximum leverage ratio, calculated as the ratio of funded debt to the consolidated trailing 12 month earnings before interest, taxes, depreciation and amortization, and certain other allowable exclusions of (i) 2.50 to 1.00 for each calendar quarter ending June 30, 2021 through and including September 30, 2022, (ii) 2.25 to 1.00 for each calendar quarter ending December 31, 2022 through and including September 30, 2023, and (iii) 2.00 to 1.00 for the calendar quarter ending December 31, 2023 and each calendar quarter thereafter.

*Minimum fixed charge coverage ratio*

The Senior Credit Facilities require that we maintain a minimum fixed charge coverage ratio, calculated as the ratio of consolidated trailing 12 month earnings before interest, taxes, depreciation and amortization, and certain other allowable exclusions, less capital expenditures and taxes paid, to the trailing twelve month principal and interest payments on all funded debt of 1.25 to 1.00 as measured at the end of each calendar quarter.

In addition, the Senior Credit Facilities contain customary representations and warranties, affirmative and negative covenants, including covenants that limit or restrict Lantronix and its subsidiaries' ability to incur liens, incur indebtedness, dispose of assets, make investments, make certain restricted payments, merge or consolidate and enter into certain speculative hedging arrangements. The Senior Credit Facilities include a number of events of default, including, among other things, non-payment defaults, covenant defaults, cross-defaults to other materials indebtedness, bankruptcy and insolvency defaults and material judgment defaults. If any event of default occurs (subject, in certain instances, to specified grace periods), the principal, premium, if any, interest and any other monetary obligations on all the then outstanding amounts under the Senior Credit Facilities may become due and payable immediately.

## 6.   Stockholders' Equity

### Stock Incentive Plans

We have stock incentive plans in effect under which non-qualified and incentive stock options to purchase shares of Lantronix common stock ("stock options") have been granted to employees, non-employees and board members. In addition, we have previously granted restricted common stock awards ("non-vested shares") to employees and board members under these plans. In November 2020, our stockholders voted to approve the 2020 Performance Incentive Plan (the "2020 Plan"), replacing our Amended and Restated 2010 Stock Incentive Plan (the "2010 Plan"), which expired in September 2020. At the 2010 Plan's expiration date, approximately 1,097,000 shares of our common stock that remained available for award grants under the 2010 Plan became available for award grants under the 2020 Plan. An additional 2,500,000 shares our common stock were also made available at that time for award grants under the 2020 Plan, and shares of common stock subject to outstanding awards under the 2010 Plan that expired, were cancelled, or otherwise terminate after the expiration date of the 2010 Plan became available for award grant purposes under the 2020 Plan. In November 2022, our stockholders voted to approve amendments to the 2020 Plan that, among other things, increased the aggregate number of shares of our common stock available for award grants under the plan by 1,800,000 shares. The 2020 Plan authorizes awards of stock options (both non-qualified and incentive), stock appreciation rights, non-vested shares, restricted stock units ("RSUs") and performance shares ("PSUs"). New shares are issued to satisfy stock option exercises and share issuances. At June 30, 2024, approximately 1,107,000 shares remain available for issuance under the 2020 Plan. We have also granted stock options, RSUs and PSUs under individual inducement award agreements.

The Compensation Committee of our board of directors determines eligibility, vesting schedules and exercise prices for stock options and shares granted under the plans. Stock options are generally granted with an exercise price equal to the market price of our common stock on the grant date. Stock options generally have a contractual term of seven to ten years. Share-based awards generally vest and become exercisable over a one to four-year service period. As of June 30, 2024, no stock appreciation rights or non-vested stock was outstanding. No income tax benefit was realized from activity in the share-based plans during the fiscal years ended June 30, 2024 and 2023.

## Restricted Stock Units

The fair value of our RSUs is based on the closing market price of our common stock on the grant date.

The following table presents a summary of activity with respect to our RSUs:

| | Number of Shares | Weighted-Average Grant Date Fair Value per Share |
|---|---|---|
| | (In thousands) | |
| Balance of RSUs outstanding at June 30, 2023 | 1,189 | $ 5.70 |
| Granted | 1,545 | 4.55 |
| Forfeited | (170) | 5.11 |
| Vested | (683) | 5.49 |
| Balance of RSUs outstanding at June 30, 2024 | 1,881 | $ 4.89 |

## Performance Shares

The fair value of our PSUs is estimated as of the grant date based upon the expected achievement of the performance metrics specified in the grant and the closing market price of our common stock on the date of grant. To the extent a grant of PSUs contains a market condition, the grant date fair value is estimated using a Monte Carlo simulation with the following weighted average assumptions:

| | Years Ended June 30, | |
|---|---|---|
| | 2024 | 2023 |
| Volatility of common stock | 62% | 63% |
| Average correlation coefficient of peer companies | 0.34 | 0.22 |
| Risk-free interest rate | 4.55% | 3.03% |
| Contract term (in years) | 2.9 | 2.9 |
| Dividend yield | 0.00% | 0.00% |

The following table presents a summary of activity with respect to our PSUs:

| | Number of Shares | Weighted Average Grant Date Fair Value per Share |
|---|---|---|
| | (In thousands) | |
| Balance of PSUs outstanding at June 30, 2023 | 931 | $ 5.06 |
| Granted | 1,257 | 6.07 |
| Forfeited | (346) | 4.89 |
| Vested | (173) | 5.18 |
| Balance of PSUs outstanding at June 30, 2024 | 1,669 | $ 5.82 |

## Stock Option Awards

The fair value of each stock option grant is estimated on the grant date using the Black-Scholes-Merton option-pricing formula. The expected term of stock options granted is based on our recent historical exercise data. Expected volatilities are based on the historical volatility of our stock price. The risk-free interest rate assumption is based on the U.S. Treasury interest rates appropriate for the expected term of our stock options.

The following table presents a summary of activity for all of our stock options:

| | Number of Shares | Weighted-Average Exercise Price Per Share | Weighted-Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| | (In thousands) | | (In years) | (In thousands) |
| Balance of options outstanding at June 30, 2023 | 1,325 | $ 3.65 | | |
| Expired | (550) | 3.84 | | |
| Exercised | (208) | 1.85 | | |
| Balance of options outstanding at June 30, 2024 | 567 | $ 4.13 | 3.2 | $ 112 |

| | | | | | |
|---|---|---|---|---|---|
| Options exercisable at June 30, 2024 | 473 | $ 3.94 | 2.8 | $ | 112 |

The following table presents a summary of grant date fair value and intrinsic value information for all of our stock options:

| | Years Ended June 30, | |
|---|---|---|
| | **2024** | **2023** |
| | **(In thousands, except per share data)** | |
| Weighted-average grant date fair value per share | $ – | $ 2.44 |
| Intrinsic value of options exercised | $ 568 | $ 454 |

The following weighted-average assumptions were used to estimate the fair value of all of our stock option grants during the year ended June 30, 2023:

| | |
|---|---|
| Expected term (in years) | 3.9 |
| Expected volatility | 62% |
| Risk-free interest rate | 3.79% |
| Dividend yield | 0.00% |

**Employee Stock Purchase Plan**

Our 2013 Employee Stock Purchase Plan ("ESPP") is intended to provide employees with an opportunity to purchase our common stock through accumulated payroll deductions at the end of a specified purchase period. Each of our employees (including officers) is eligible to participate in our ESPP, subject to certain limitations as set forth in our ESPP.

The ESPP currently operates with six month offering periods commencing on the first trading day on or after May 16 and November 16 of each year (an "Offering Period"). Common stock may be purchased under the ESPP at the end of each six-month Offering Period unless the participant withdraws or terminates employment earlier. Shares of the Company's common stock may be purchased under the ESPP at a price not less than 85% of the lesser of the fair market value of our common stock on the first or last trading day of each Offering Period. The ESPP limits the number of shares of common stock that may be issued under the plan to 1,800,000 shares.

The per share fair value of stock purchase rights granted under the ESPP was estimated using the following weighted-average assumptions:

| | Years Ended June 30, | |
|---|---|---|
| | **2024** | **2023** |
| Expected term (in years) | 0.5 | 0.5 |
| Expected volatility | 72% | 66% |
| Risk-free interest rate | 5.39% | 4.88% |
| Dividend yield | 0.00% | 0.00% |

The following table presents a summary of activity under our ESPP:

| | **Year Ended June 30, 2024** |
|---|---|
| | **(In thousands, except per share data)** |
| Shares available for issuance at June 30, 2023 | 381 |
| Shares issued | (200) |
| Shares available for issuance at June 30, 2024 | 181 |
| Weighted-average purchase price per share | $ 3.74 |
| Intrinsic value of ESPP shares on purchase date | $ 132 |

**Share-Based Compensation Expense**

The following table presents a summary of share-based compensation expense included in each applicable functional line item on our consolidated statements of operations:

| | Years Ended June 30, | |
| --- | --- | --- |
| | **2024** | **2023** |
| | (In thousands) | |
| Cost of revenues | $ 237 | $ 158 |
| Selling, general and administrative | 6,248 | 4,546 |
| Research and development | 1,852 | 1,504 |
| Total share-based compensation expense | $ 8,337 | $ 6,208 |

The following table presents a summary of the remaining unrecognized share-based compensation expense related to our outstanding share-based awards as of June 30, 2024:

| | Remaining Unrecognized Compensation Expense | Remaining Weighted-Average Years to Recognize |
| --- | --- | --- |
| | (In thousands) | |
| Stock options | $ 220 | 2.1 |
| RSUs | 7,640 | 1.7 |
| PSUs | 3,574 | 2.3 |
| Common stock purchase rights under ESPP | 112 | 0.4 |
| | $ 11,546 | |

If there are any modifications or cancellations of the underlying unvested share-based awards, we may be required to accelerate, increase or cancel remaining unearned share-based compensation expense. Future share-based compensation expense and unearned share-based compensation expense will increase to the extent that we grant additional share-based awards.

**7. Retirement Plan**

We have a retirement savings plan (the "Plan") to which eligible employees may elect to make contributions through salary deferrals up to 100% of their base pay, subject to limitations. We made approximately $376,000 and $411,000 in matching contributions to participants in the Plan during the fiscal years ended June 30, 2024 and 2023, respectively.

In addition, we may make discretionary profit-sharing contributions, subject to limitations. During the fiscal years ended June 30, 2024 and 2023, we made no such contributions to the Plan.

**8. Income Taxes**

The provision (benefit) for income taxes consists of the following components:

| | Years Ended June 30, | |
| --- | --- | --- |
| | **2024** | **2023** |
| | (In thousands) | |
| Current: | | |
| Federal | $ – | $ – |
| State | 380 | 294 |
| Foreign | 332 | 308 |
| | $ 712 | $ 602 |
| Deferred: | | |
| Federal | 33 | 146 |
| State | – | – |
| Foreign | – | – |
| Provision for income taxes | $ 745 | $ 748 |

The following table presents U.S. and foreign income (loss) before income taxes:

| | Years Ended June 30, | |
| | 2024 | 2023 |
| | (In thousands) | |
| United States | $ (4,655) | $ (9,168) |
| Foreign | 884 | 936 |
| Loss before income taxes | $ (3,771) | $ (8,232) |

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

| | Years Ended June 30, | |
| | 2024 | 2023 |
| | (In thousands) | |
| Deferred tax assets: | | |
| Tax losses and credits | $ 8,984 | $ 9,882 |
| Reserves not currently deductible | 2,738 | 2,054 |
| Capitalized research and development expenses | 7,511 | 6,975 |
| Deferred compensation | 1,509 | 1,301 |
| Inventory capitalization | 2,570 | 2,390 |
| Lease liabilities | 2,299 | 2,848 |
| Depreciation and amortization | 172 | – |
| Identified intangibles | 1,172 | 446 |
| Other | 98 | 263 |
| Gross deferred tax assets | 27,053 | 26,159 |
| Valuation allowance | (24,731) | (22,532) |
| Deferred tax assets, net | 2,322 | 3,627 |
| Deferred tax liabilities: | | |
| State taxes | (395) | (518) |
| Right-of-use assets | (2,106) | (2,676) |
| Depreciation and amortization | – | (579) |
| Deferred tax liabilities | (2,501) | (3,773) |
| Net deferred tax assets (liabilities) | $ (179) | $ (146) |

Our net deferred tax liability of $179,000 and $146,000 at June 30, 2024 and 2023, respectively, represents the excess of our indefinite-lived deferred tax liabilities over our indefinite-lived deferred tax assets, and are recorded in other non-current liabilities on the accompanying consolidated balance sheets at June 30, 2024 and 2023. Realization of deferred tax assets is dependent upon the generation of future taxable income. As required by ASC 740, we have evaluated the positive and negative evidence bearing upon our ability to realize the deferred tax assets as of June 30, 2024 and 2023. We have determined that it was more likely than not that Lantronix would not realize the deferred tax assets due to our cumulative losses and uncertainty of generating future taxable income.

The following table presents a reconciliation of the provision (benefit) for income taxes to taxes computed at the U.S. federal statutory rate:

| | Years Ended June 30, | |
| | 2024 | 2023 |
| | (In thousands) | |
| Statutory federal provision (benefit) for income taxes | $ (792) | $ (1,729) |
| Increase (decrease) resulting from: | | |
| State taxes | 300 | 232 |
| Stock options | 431 | (283) |
| Change in valuation allowance | 349 | 2,222 |
| Change in state tax rate | 261 | – |
| Global intangible low-tax income inclusion | – | 2 |
| Foreign tax rate variances | 146 | 112 |
| Other | 50 | 192 |
| Provision for income taxes | $ 745 | $ 748 |

We continue to assert that our foreign earnings are indefinitely reinvested in our overseas operations and as such, deferred income taxes were not provided on undistributed earnings of certain foreign subsidiaries. The 2017 Act created a requirement that certain income earned by foreign subsidiaries, known as global intangible low-tax income ("GILTI"), must be included in the gross income of their U.S. shareholder. The FASB allows an accounting policy election of either recognizing deferred taxes for temporary differences expected to reverse as GILTI in future years or recognizing such taxes as a current-period expense when incurred. During the fiscal years ended June 30, 2024 and 2023, we elected to treat the tax effect of GILTI as a current-period expense when incurred.

*Unrecognized Tax Benefits*

The following table summarizes our liability for uncertain tax positions for the fiscal year ended June 30, 2024:

|  | Year Ended June 30, 2024 |
|---|---|
|  | (In thousands) |
| Balance as of June 30, 2023 | $ 4,813 |
| Change in balances related to uncertain tax positions | (524) |
| Balance as of June 30, 2024 | $ 4,289 |

At June 30, 2024, we had $4,289,000 of gross unrecognized tax benefits which was recorded as a reduction to deferred tax assets, and a corresponding reduction in our valuation allowance of $4,289,000. The balance decreased from the prior year due to the expiration of certain federal research and development tax credit carryforwards. To the extent such portion of unrecognized tax benefits is recognized at a time such valuation allowance no longer exists, the recognition would reduce the effective tax rate. Our continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. During the fiscal years ended June 30, 2024 and 2023, we recorded an immaterial expense for interest and penalties related to income tax matters in the provision for income taxes. At June 30, 2024, we had approximately $333,000 of accrued interest and penalties related to uncertain tax positions.

At June 30, 2024, our fiscal years ended June 30, 2021 through 2024 remain open to examination by the federal taxing jurisdiction and our fiscal years ended June 30, 2020 through 2024 remain open to examination by the state taxing jurisdictions. However, we have NOLs beginning in the fiscal year ended June 30, 2005 which would cause the statute of limitations to remain open for the year in which the NOL was incurred. Our fiscal years ended June 30, 2016 through 2024 remain open to examination by foreign taxing authorities. We currently do not anticipate that the amount of unrecognized tax benefits as of June 30, 2024 will significantly increase or decrease within the next 12 months.

## 9. Leases

In general, our leases include office buildings for various facilities worldwide which are all classified as operating leases. We also have financing leases related to some office equipment in the U.S.

The following presents components of lease expense and supplemental cash flow information:

|  | Years Ended June 30, | |
|---|---|---|
|  | 2024 | 2023 |
|  | (In thousands) | |
| **Components of lease expense** | | |
| Operating lease cost | $ 2,465 | $ 2,583 |
| Financing lease cost | 110 | 30 |
| Financing lease interest expense | 39 | 10 |
| **Supplemental cash flow information** | | |
| Cash paid for amounts included in the measurement of operating lease liabilities | $ 1,772 | $ 1,701 |
| Cash paid for amounts included in the measurement of financing lease liabilities | $ 222 | $ 30 |
| Right-of-use assets obtained in exchange for lease obligation | $ – | $ 4,856 |

As of June 30, 2024 and 2023, the weighted average discount rate for leases was 4.6% and 4.6%, respectively, and the weighted average remaining lease term for leases was 3.4 years and 3.8 years, respectively.

Maturities of lease liabilities as of June 30, 2024 were as follows:

| Years ending June 30, | Operating | Financing |
|---|---|---|

| | | (In thousands) | | |
|---|---|---|---|---|
| 2025 | $ | 2,056 | | 213 |
| 2026 | | 1,693 | | 117 |
| 2027 | | 1,648 | | 22 |
| 2028 | | 1,698 | | 19 |
| 2029 | | 1,527 | | – |
| Thereafter | | 2,952 | | – |
| Total remaining lease payments | | 11,574 | | 371 |
| less: imputed interest | | (1,571) | | (45) |
| Lease liability | $ | 10,003 | $ | 326 |
| Reported as: | | | | |
| Current liabilities | $ | 1,580 | $ | 187 |
| Non-current liabilities | $ | 8,423 | $ | 139 |

## 10. Commitments and Contingencies

On February 23, 2024, a purported class action, brought on behalf of a putative class who purchased or otherwise acquired shares of Lantronix between May 11, 2023 and February 8, 2024, was filed in the United States District Court for the Central District of California against the Company, its former chief executive officer, and its chief financial officer. The action, styled *Neilsen v. Lantronix, Inc.*, asserted securities fraud claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with statements made in the Company's annual report, quarterly reports and earnings releases during the period of May 11, 2023 through February 8, 2024. On May 7, 2024, the court appointed Robert Ratliff and Hana Touati as co-lead plaintiffs and Levi & Korsinsky and Pomerantz as co-lead counsel. On June 14, 2024, the parties filed a joint stipulation to dismiss the case pursuant to voluntary dismissal.

On April 11, 2024, a purported stockholder of Lantronix filed a derivative lawsuit styled Jernigan derivatively on behalf of Lantronix, Inc. v. Jason W. Cohenour et al., in the United States District Court for the Central District of California against the Company, as the nominal defendant, former and current directors of the Company, its former chief executive officer, and its chief financial officer, alleging breach of fiduciary duties, mismanagement, waste of corporate assets, unjust enrichment, aiding and abetting, insider trading and violations of Section 14(a) of the Exchange Act in connection with statements made in the Company's annual and quarterly reports, earnings releases, and proxy statement beginning May 11, 2023. The plaintiff did not make a demand on the Board before instituting the lawsuit and alleged such demand would have been futile. On May 28, 2024, the plaintiff voluntarily dismissed Christa Steele as a defendant from the lawsuit. On June 26, 2024, the plaintiff voluntarily dismissed the suit.

From time to time, we are subject to legal proceedings and claims in the ordinary course of business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, prospects, financial position, operating results or cash flows. We maintain insurance policies for settlements and judgments, as well as legal defense costs, although the amount of insurance coverage that we maintain may not be adequate to cover all claims or liabilities that may arise. In addition, provisions of the Company's Certificate of Incorporation, Bylaws and indemnification agreements entered into with current and former directors and officers require us, among other things, to indemnify these directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers and to advance expenses to such directors or officers in connection therewith.

## 11. Significant Geographic, Customer and Supplier Information

Long-lived assets, which consists of property and equipment, net, lease right-of-use assets, intangible assets, net, and goodwill by geographic area are as follows:

| | | June 30, | | |
|---|---|---|---|---|
| | | **2024** | | **2023** |
| | | (In thousands) | | |
| U.S. | $ | 38,650 | $ | 44,757 |
| Canada | | 7,564 | | 9,169 |
| Rest of world | | 444 | | 675 |
| | $ | 46,658 | $ | 54,601 |

**Customers**

The following table presents sales to our significant customers as a percentage of net revenue:

| | **Years Ended June 30,** |
|---|---|

|  | 2024 | 2023 |
|---|---|---|
| Top five customers (1) | 54% | 35% |
| Customer A | 25% | * |
| Customer B | 13% | * |
| Customer C | * | 10% |

(1) Includes Customer A, Customer B, and Customer C in the fiscal year ended June 30, 2024 and Customer C in the fiscal year ended June 30, 2023.

* Less than 10%

The following table shows customers that had an outstanding receivable balance that represented at least 10% of our total net accounts receivable:

|  | June 30, | |
|---|---|---|
|  | 2024 | 2023 |
| Customer A | 26% | * |
| Customer B | 15% | * |
| Customer C | * | 12% |
| Customer D | * | 12% |
| Customer E | * | 10% |

* Less than 10%

**Related Party Transactions**

We had no net revenue from related parties for the fiscal years ended June 30, 2024 and 2023.

**Suppliers**

We do not own or operate a manufacturing facility. All of our products are manufactured by third-party contract manufacturers and foundries primarily located in Thailand, Taiwan and China. We have several single-sourced supplier relationships, either because alternative sources are not available or because the relationship is advantageous to us. If these suppliers are unable to provide a timely and reliable supply of components, we could experience manufacturing delays that could adversely affect our consolidated results of operations.

**12. Subsequent Event**

On September 3, 2024, we entered into a Fourth Amendment to our Loan Agreement, pursuant to which the maturity of our Senior Credit Facilities was extended from August 2, 2025 to August 2, 2026. See Part II, Item 9B of this Report.

**Exhibit 31.1**

# CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
## PURSUANT TO
## SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Saleel Awsare, certify that:

1.  I have reviewed this annual report on Form 10-K of Lantronix, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  September 9, 2024

/s/ SALEEL AWSARE
Saleel Awsare
President and Chief Executive Officer
*(Principal Executive Officer)*

**Exhibit 31.2**

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Jeremy Whitaker, certify that:

1.  I have reviewed this annual report on Form 10-K of Lantronix, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)  Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)  Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

    (a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  September 9, 2024

/s/ JEREMY WHITAKER
Jeremy Whitaker
Chief Financial Officer
*(Principal Financial and Accounting Officer)*

**Exhibit 32.1**

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

The following certifications are being furnished solely to accompany the Annual Report on Form 10-K for the year ended June 30, 2024 (the "Report") pursuant to U.S.C. Section 1350, and pursuant to SEC Release No. 33-8238 are being "furnished" to the SEC rather than "filed" either as part of the Report or as a separate disclosure statement, and are not to be incorporated by reference into the Report or any other filing of Lantronix, Inc. (the "Company"), whether made before or after the date hereof, regardless of any general incorporation language in such filing. The following certifications shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section.

**Certification of the Chief Executive Officer**

Pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of the Company hereby certifies, to such officer's knowledge, that:

(i) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in such Report.

Date:  September 9, 2024

By:  /s/ SALEEL AWSARE
Name: Saleel Awsare
Title: President and Chief Executive Officer
*(Principal Executive Officer)*

**Certification of the Chief Financial Officer**

Pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of the Company hereby certifies, to such officer's knowledge, that:

(i) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in such Report.

Date:  September 9, 2024

By:  /s/ JEREMY WHITAKER
Name: Jeremy Whitaker
Title: Chief Financial Officer
*(Principal Financial and Accounting Officer)*

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## Board of Directors

### Jason Cohenour
Chair of the Board of Lantronix, Inc.

Former Chief Executive Officer,
Sierra Wireless Inc.

### Philip Brace
Former Chief Executive Officer,
Sierra Wireless Inc.

### Phu Hoang
Founder and Chief Executive Officer,
Virtium LLC

### Hoshi Printer
Board Advisor and Member
for various private companies

### Christa Steele
Board Member for various public
and private companies

### Saleel Awsare
President and Chief Executive Officer

## Management Team

### Saleel Awsare
President, CEO

### Brent Stringham
Chief Accounting Officer and
Interim CFO

### Mathi Gurusamy
Chief Strategy Officer

### Eric Bass
Vice President, Engineering

### David Goren
Vice President, Business Affairs
and Secretary

### Kurt Hoff
Vice President, Worldwide Sales

### Anita Kumar
Vice President, Business Operations

## Stockholder Information

### Corporate Headquarters
Lantronix, Inc.

48 Discovery, Suite 250

Irvine, CA 92618

☎ 949.453.3990

www.lantronix.com

### Stock Listing
The Company's common stock trades on the NASDAQ
Stock Market, LLC under the symbol **LTRX**

### Annual Stockholder Meeting
The Annual Meeting of Stockholders for Lantronix,
Inc. will be held on **November 5, 2024**,
at the Company's corporate headquarters.

### Independent Auditors
Baker Tilly US, LLP

Newport Beach, CA 92660

### Transfer Agent and Registrar
Computershare

250 Royall Street

Canton, MA 02021

☎ 877.854.4580

www.computershare.com

### Investor Relations
Investors@lantronix.com

This Annual Report contains forward-looking statements, including statements concerning our projected operating and financial performance for fiscal 2025 and beyond, the positive momentum in our business, our positioning to drive our organic and inorganic growth strategy and solid foundation to improve shareholder value. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including: the effects of negative or worsening regional and worldwide economic conditions or market instability on our business, including effects on purchasing decisions by our customers; our ability to mitigate any disruption in our and our suppliers' and vendors' supply chains due to the COVID-19 pandemic or other outbreaks, wars and recent tensions in Europe, Asia and the Middle East, or other causes; future responses to and effects of public health crises; our ability to successfully convert our backlog and current demand; constraints or delays in the supply of certain materials or components; difficulties associated with our contract manufacturers or suppliers; difficulties and risks associated with potential global recession, including impairment of our customers' ability to pay; difficulties associated with our distributors or resellers; our ability to successfully implement our acquisitions strategy or integrate acquired companies; cybersecurity risks; issues relating to the stability of our financial and banking institutions and relationships; the level of our indebtedness, our ability to service our indebtedness and the restrictions in our debt agreements; the impact of rising interest rates; our ability to attract and retain qualified management; and other risks and uncertainties listed in this Annual Report. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.